Consolidated Financial Statements     >
     Table of Contents     >

104	Management’s Responsibility for Financial Information
105	Shareholders’ Auditors’ Report
106	Consolidated Balance Sheet
107	Consolidated Statement of Income
108	Consolidated Statement of Changes in Shareholders’ Equity
108	Consolidated Statement of Comprehensive Income
109	Consolidated Statement of Cash Flows
110	Notes to the Consolidated Financial Statements
2009 Scotiabank Annual Report     103

Consolidated Financial Statements
Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements also comply with the accounting requirements of the Bank Act.
     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.
     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.
     Management, under the supervision of and the participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.
     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.
     The Office of the Superintendent of Financial Institutions, Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.
     The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.
     The Audit and Conduct Review Committee reviews and reports their findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.
     KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial statements of the Bank for each of the years in the three-year period ended October 31, 2009 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinions upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audit, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh	Luc Vanneste
President and Chief Executive Officer	Executive Vice-President
and Chief Financial Officer
Toronto, Canada

December 8, 2009
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FS > Consolidated Financial Statements
Shareholders’ Auditors’ Report
To the Shareholders of The Bank of Nova Scotia
We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia (the “Bank”) as at October 31, 2009 and 2008 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended October 31, 2009. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2009 in accordance with Canadian generally accepted accounting principles.
KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
December 8, 2009
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Consolidated Financial Statements
Consolidated Balance Sheet

As at October 31 ($ millions)	2009	2008

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$3,355	$2,574
Interest-bearing deposits with banks	34,343	32,318
Precious metals	5,580	2,426

	43,278	37,318

Securities (Note 3)
Trading	58,067	48,292
Available-for-sale	55,699	38,823
Equity accounted investments	3,528	920

	117,294	88,035

Securities purchased under resale agreements	17,773	19,451

Loans (Note 4)
Residential mortgages	101,604	115,084
Personal and credit cards	61,048	50,719
Business and government	106,520	125,503

	269,172	291,306
Allowance for credit losses (Note 5 (b))	2,870	2,626

	266,302	288,680

Other
Customers’ liability under acceptances	9,583	11,969
Derivative instruments (Note 27 (d))	25,992	44,810
Land, buildings and equipment (Note 7)	2,372	2,449
Goodwill (Note 8)	2,908	2,273
Other intangible assets (Note 8)	561	521
Other assets (Note 9)	10,453	12,119

	51,869	74,141

	$496,516	$507,625

Liabilities and shareholders’ equity
Deposits (Note 10)
Personal	$123,762	$118,919
Business and government	203,594	200,566
Banks	23,063	27,095

	350,419	346,580

Other
Acceptances	9,583	11,969
Obligations related to securities sold under repurchase agreements	36,568	36,506
Obligations related to securities sold short	14,688	11,700
Derivative instruments (Note 27 (d))	28,806	42,811
Other liabilities (Note 11)	24,682	31,063
Non-controlling interest in subsidiaries	554	502

	114,881	134,551

Subordinated debentures (Note 12)	5,944	4,352

Capital instrument liabilities (Note 13)	500	500

Shareholders’ equity
Capital stock (Note 14)
Preferred shares	3,710	2,860
Common shares	4,946	3,829
Retained earnings	19,916	18,549
Accumulated other comprehensive income (loss) (Note 16)	(3,800)	(3,596)

	24,772	21,642

	$496,516	$507,625

John T. Mayberry	Rick Waugh
Chairman of the Board	President and Chief Executive Officer
Refer to Note 1 for the impact of adopting new accounting standards.
The accompanying notes are an integral part of these consolidated financial statements.
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FS > Consolidated Financial Statements
Consolidated Statement of Income

For the year ended October 31 ($ millions)	2009	2008	2007

Interest income
Loans	$13,973	$15,832	$13,985
Securities	4,090	4,615	4,680
Securities purchased under resale agreements	390	786	1,258
Deposits with banks	482	1,083	1,112

	18,935	22,316	21,035

Interest expenses
Deposits	8,339	12,131	10,850
Subordinated debentures	285	166	116
Capital instrument liabilities	37	37	53
Other	1,946	2,408	2,918

	10,607	14,742	13,937

Net interest income	8,328	7,574	7,098
Provision for credit losses (Note 5 (b))	1,744	630	270

Net interest income after provision for credit losses	6,584	6,944	6,828

Other income
Card revenues	424	397	366
Deposit and payment services	905	862	817
Mutual funds	371	317	296
Investment management, brokerage and trust services	728	760	760
Credit fees	866	579	530
Trading revenues	1,057	188	450
Underwriting fees and other commissions	620	402	498
Foreign exchange other than trading	373	314	239
Net gain (loss) on securities, other than trading (Note 3 (d))	(412)	(374)	488
Securitization revenues	409	130	34
Other	788	727	914

	6,129	4,302	5,392

Net interest and other income	12,713	11,246	12,220

Non-interest expenses
Salaries and employee benefits	4,344	4,109	3,983
Premises and technology(1)	1,543	1,417	1,335
Communications	346	326	300
Advertising and business development	307	320	311
Professional	216	227	227
Business and capital taxes	177	116	143
Other(1)	986	781	695

	7,919	7,296	6,994

Income before the undernoted	4,794	3,950	5,226
Provision for income taxes (Note 18)	1,133	691	1,063
Non-controlling interest in net income of subsidiaries	114	119	118

Net income	$3,547	$3,140	$4,045

Preferred dividends paid	186	107	51

Net income available to common shareholders	$3,361	$3,033	$3,994

Average number of common shares outstanding (millions)(Note 20):
Basic	1,013	987	989
Diluted	1,016	993	997

Earnings per common share (in dollars)(2) (Note 20):
Basic	$3.32	$3.07	$4.04
Diluted	$3.31	$3.05	$4.01
Dividends per common share (in dollars)	$1.96	$1.92	$1.74

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Refer to Note 1 for the impact of adopting the new accounting standard for goodwill and intangible assets.

(2)	The calculation of earnings per share is based on full dollar and share amounts.
The accompanying notes are an integral part of these consolidated financial statements.
2009 Scotiabank Annual Report     107

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2009	2008	2007

Preferred shares (Note 14)
Balance at beginning of year	$2,860	$1,635	$600
Issued	850	1,225	1,035

Balance at end of year	3,710	2,860	1,635

Common shares (Note 14)
Balance at beginning of year	3,829	3,566	3,425
Issued	1,117	266	184
Purchased for cancellation	—	(3)	(43)

Balance at end of year	4,946	3,829	3,566

Retained earnings
Balance at beginning of year as previously reported	18,549	17,460	15,843
Cumulative effect of adopting new accounting policies	—	—	(61	)(1)

Balance at beginning of year as restated	18,549	17,460	15,782
Net income	3,547	3,140	4,045
Dividends: Preferred	(186)	(107)	(51)
Common	(1,990)	(1,896)	(1,720)
Purchase of shares	—	(37)	(586)
Other	(4)	(11)	(10)

Balance at end of year	19,916	18,549	17,460

Accumulated other comprehensive income (loss)
Balance at beginning of year as previously reported	(3,596)	(3,857)	(2,321)
Cumulative effect of adopting new accounting policies	595 (2)	—	683	(1)

Balance at beginning of year as restated	(3,001)	(3,857)	(1,638)
Other comprehensive income (loss) (Note 16)	(799)	261	(2,219)

Balance at end of year	(3,800)	(3,596)	(3,857)

Total shareholders’ equity at end of year	$24,772	$21,642	$18,804

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2009	2008	2007

Comprehensive income
Net income	$3,547	$3,140	$4,045

Other comprehensive income (loss), net of income taxes (Note 16):
Net change in unrealized foreign currency translation losses	(1,736)	2,368	(2,228)
Net change in unrealized gains (losses) on available-for-sale securities	894	(1,588)	(67)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	43	(519)	76

Other comprehensive income (loss)	(799)	261	(2,219)

Comprehensive income	$2,748	$3,401	$1,826

(1)	Refer to Note 1 for impact of adopting new accounting policies in 2007 as a result of new accounting standards related to financial instruments.

(2)	Refer to Note 1 for impact of adopting new accounting policies in 2009 as a result of the amendment of the accounting standard related to classification and impairment of financial instruments.
The accompanying notes are an integral part of these consolidated financial statements.
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FS > Consolidated Financial Statements
Consolidated Statement of Cash Flows

Sources (uses) of cash flows
For the year ended October 31 ($ millions)	2009	2008	2007

Cash flows from operating activities
Net income	$3,547	$3,140	$4,045
Adjustments to determine net cash flows from (used in) operating activities:
Depreciation and amortization	330	291	267
Provision for credit losses	1,744	630	270
Future income taxes	162	(367)	(106)
Net gain (loss) on securities, other than trading	412	374	(488)
Changes in operating assets and liabilities:
Net accrued interest receivable and payable	(229)	60	18
Trading securities	(10,898)	13,721	334
Derivative assets	17,320	(15,292)	(13,616)
Derivative liabilities	(12,009)	11,202	14,548
Other, net	(11,426)	6,290	(3,336)

	(11,047)	20,049	1,936

Cash flows from financing activities
Deposits	17,031	28,106	41,746
Obligations related to securities sold under repurchase agreements	1,109	6,913	(3,858)
Obligations related to securities sold short	3,165	(5,020)	3,848
Subordinated debentures issued	2,000	3,144	—
Subordinated debentures redemptions/repayments	(359)	(691)	(500)
Capital instrument liabilities redemptions/repayments	—	—	(250)
Preferred shares issued	600	1,225	1,035
Common shares issued	585	234	112
Common shares redeemed/purchased for cancellation	—	(40)	(629)
Cash dividends paid	(2,176)	(2,003)	(1,771)
Other, net	(1,789)	(101)	3,391

	20,166	31,767	43,124

Cash flows from investing activities
Interest-bearing deposits with banks	(5,781)	(5,052)	(7,087)
Securities purchased under resale agreements	980	3,793	1,897
Loans, excluding securitizations	(12,583)	(47,483)	(42,028)
Loan securitizations	11,879	5,121	3,756
Securities, other than trading
Purchases	(40,197)	(41,444)	(32,133)
Maturities	7,422	16,842	14,015
Sales	31,985	19,346	17,267
Land, buildings and equipment, net of disposals	(199)	(401)	(242)
Other, net(1)	(1,635)	(2,399)	(390)

	(8,129)	(51,677)	(44,945)

Effect of exchange rate changes on cash and cash equivalents	(209)	297	(257)

Net change in cash and cash equivalents	781	436	(142)
Cash and cash equivalents at beginning of year	2,574	2,138	2,280

Cash and cash equivalents at end of year(2)	$3,355	$2,574	$2,138

Cash disbursements made for:
Interest	$11,138	$14,544	$13,625
Income taxes	$1,234	$1,212	$905

(1)	Comprises investments in subsidiaries, associated corporations and business units, and the purchase of assets related to these investments, which are net of non-cash consideration consisting of common shares issued from treasury of $523 (2008 – nil; 2007 – $36), net of cash and cash equivalents at the date of acquisition of $4 (2008 – $37; 2007 – $6), and net of non-cumulative preferred shares issued of $250 (2008 – nil, 2007 – nil).

(2)	Represents cash and non-interest-bearing deposits with banks.
Certain comparative amounts have been reclassified to conform with current period presentation.
The accompanying notes are an integral part of these consolidated financial statements.
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Consolidated Financial Statements
Notes to the 2009 Consolidated Financial Statements     >
Table of Contents     >

Page	Note
111	1.	Significant accounting policies
117	2.	Future accounting changes
117	3.	Securities
119	4.	Loans
121	5.	Impaired loans and allowance for credit losses
121	6.	Variable interest entities
122	7.	Land, buildings and equipment
123	8.	Goodwill and other intangible assets
123	9.	Other assets
123	10.	Deposits
123	11.	Other liabilities
124	12.	Subordinated debentures
124	13.	Capital instrument liabilities, trust securities and trust subordinated notes
126	14.	Capital stock
128	15.	Capital management
130	16.	Accumulated other comprehensive income (loss)
131	17.	Stock-based compensation
133	18.	Corporate income taxes
134	19.	Employee future benefits
136	20.	Earnings per common share
136	21.	Related party transactions
136	22.	Segmented results of operations
139	23.	Guarantees, commitments and contingent liabilities
141	24.	Financial instruments – risk management
150	25.	Financial instruments – fair value
152	26.	Items designated as trading
152	27.	Derivative instruments
156	28.	Acquisitions
157	29.	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
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1	Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia (the Bank) have been prepared in accordance with Section 308 of the Bank Act which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (the Super intendent), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements, including the accounting requirements of the Superintendent, are summarized on the following pages. These accounting policies conform, in all material respects, to Canadian GAAP. In addition, Note 29 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments, corporate income taxes, pensions and other employee future benefits, other-than-temporary impairment of available-for-sale securities, determination of the primary beneficiary of a variable interest entity (VIE), goodwill and contingent liabilities. Actual results could differ from these and other estimates.
     Certain comparative amounts have been reclassified to conform with current year presentation.
Changes in accounting standards and policies
Classification and impairment of financial assets
In August 2009, the Canadian Institute of Chartered Accountants (CICA) amended Section 3855, Financial Instruments — Recognition and Measurement, to achieve substantial consistency with International Financial Reporting Standards (IFRS). The amendments were effective for the Bank commencing November 1, 2008 and adopt the definition of loans and receivables from IFRS. The new definition of loans and receivables allows debt securities not quoted in an active market to be classified as loans and carried at amortized cost, or permits the Bank to designate these instruments as available-for-sale, measured at fair value with unrealized gains and losses recorded through other comprehensive income. The amendments also require that credit related impairment charges be recognized in the consolidated statement of income for instruments carried at amortized cost as well as the reversal of impairment charges for debt instruments classified as available-for-sale. Impairment charges for debt securities classified as loans are recorded through the provision for credit losses.
     The Bank has reclassified certain securities not quoted in an active market and not managed on a fair value basis to loans and receivables measured at amortized cost. Impairment of debt securities classified as loans will be assessed and recorded in accordance with the Bank’s accounting policies for Loans and Allowance for Credit Losses.
     In accordance with these amendments, changes have been made effective November 1, 2008. Periods prior to November 1, 2008 have not been restated as a result of implementing the new accounting standards.
The following table summarizes the impact of reclassification and impairment of financial assets and related impairment, as applicable, as at November 1, 2008:

$ millions Balance sheet category	Increase/ (Decrease)	Explanation
Securities	$(8,529)	Decrease represents fair value of debt securities reclassified to loans
Loans	9,447	Increase represents the aggregate of the fair value of debt securities reclassified to loans and the unrealized losses on such securities
Future income tax assets (Other assets)	(323)	Decrease reflects the change in future income tax assets due to changes in accumulated other comprehensive income
Accumulated other comprehensive income (after-tax)	595	Increase represents the after-tax amount of unrealized losses on debt securities reclassified to loans, previously recorded in accumulated other comprehensive income
Financial instrument disclosures
In June 2009, the CICA issued amendments to its Financial Instruments — Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under IFRS. These amendments were effective for the Bank commencing November 1, 2008 and introduces a three-level fair value hierarchy that prioritizes the quality and reliability of information used in estimating the fair value of instruments. The fair values for the three levels are based on:
•	Level 1 — quoted prices in active markets

•	Level 2 — models using observable inputs other than quoted market prices

•	Level 3 — models using inputs that are not based on observable market data
Goodwill and intangible assets
In February 2008, the CICA issued a new accounting standard for Goodwill and Intangible Assets, which the Bank adopted effective November 1, 2008. As a result of adopting the new standard, certain software costs previously recorded as Land, buildings and equipment are now recorded as Other intangible assets in the Consolidated Balance Sheet. Accordingly, as at October 31, 2008, $239 million was reclassified from Land, building and equipment to Other intangible assets. The related amortization expense that was previously recorded in non-interest expenses – Premises and technology on the Consolidated Statement of Income is now recorded as non-interest expenses – Other. Accordingly, $34 million for the period ended October 31, 2008 was reclassified from Premises and technology non-interest expenses to Other non-interest expenses.
Prior year changes in accounting standards
Reclassification of financial assets
In October 2008, the CICA issued amendments to the accounting standard on Financial Instruments – Recognition and Measurement. The amendments permit the reclassification of non-derivative financial assets out of the held-for-trading category under rare circumstances. For the period ended October 31, 2008, the Bank was permitted to retrospectively reclassify items from August 1, 2008. Any future reclassifications would need to be applied prospectively. In accordance with these
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Consolidated Financial Statements
amendments, the Bank reclassified specified assets out of trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As of the reclassification date, the weighted average effective interest rate on the reclassified bond asset portfolio was 4.0%, with expected recoverable cash flows of $366 million. As at October 31, 2009, the fair values of the bond assets and preferred shares are $257 million (2008 – $277 million) and $67 million (2008 – $81 million), respectively. Due to the reclassification of the bond assets and preferred shares, for the year ended October 31, 2009, the Bank recorded pre-tax gains in other comprehensive income of $33 million (2008 – losses of $26 million) and $9 million (2008 – losses of $10 million), respectively, relating to fair value movements. If these reclassifications had not been made, these gains and losses would have been recorded in the consolidated statement of income.
Capital disclosures
In December 2006, the CICA issued an accounting standard that establishes requirements for Capital Disclosures. This was effective for the Bank commencing November 1, 2007 and requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what is considered capital and whether an entity has complied with any capital requirements and consequences of non-compliance with such capital requirements.
Financial instruments disclosures
In December 2006 the CICA issued two accounting standards on Financial Instruments that revise and enhance the current disclosure requirements but do not change the existing presentation requirements for financial instruments. These standards were effective for the Bank commencing November 1, 2007. The new disclosures provide additional information on the nature and extent of risks arising from financial instruments to which the Bank is exposed and how it manages those risks.
Changes in accounting standards prior to November 1, 2007
In fiscal 2007, the Bank adopted three new accounting standards: (i) Financial Instruments – Recognition and Measurement, (ii) Hedges and (iii) Comprehensive Income. The new standards require all financial assets and financial liabilities to be carried at fair value in the Consolidated Balance Sheet, except the following, which are carried at amortized cost unless designated as held for trading upon initial recognition: loans and receivables, securities designated as held-to-maturity and non-trading financial liabilities. The methods used by the Bank in determining the fair value of financial instruments were unchanged as a result of implementing these new accounting standards.
     The main requirements of the standards and the related accounting policies subsequently adopted by the Bank are discussed in the following paragraphs.
     Prior periods were not restated as a result of implementing the new accounting standards, except that unrealized foreign currency translation gains/losses on net investments in self-sustaining operations were reclassified to accumulated other comprehensive income (loss).
     As a result of these changes, the Bank recorded a net reduction of $61 million (net of income tax benefit of $31 million) to opening retained earnings in 2007. This transition impact arose primarily from recognizing in retained earnings the deferred gains and losses relating to certain previously discontinued hedges.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank, which are normally corporations in which the Bank owns more than 50% of the voting shares.
     Investments where the Bank has significant influence, which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are accounted for using the equity method and are recorded as equity accounted investments in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income – securities or other income, as appropriate, in the Consolidated Statement of Income.
     The Bank consolidates variable interest entities (VIEs) when it is the primary beneficiary of the VIEs. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both.
     Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.
Translation of foreign currencies
Foreign currency monetary assets and liabilities of the Bank’s integrated foreign operations and all foreign currency denominated assets and liabilities of its self-sustaining foreign operations are translated into Canadian dollars at rates prevailing at the end of the financial period. Foreign currency non-monetary assets and liabilities of the Bank’s integrated foreign operations are translated into Canadian dollars at historical rates.
     Unrealized gains and losses arising upon translation of net foreign currency investment positions in self-sustaining operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. Upon sale, reduction or substantial liquidation of an investment position, the previously recorded net unrealized gains or losses thereon in accumulated other comprehensive income are reclassified to the Consolidated Statement of Income.
     Translation gains and losses arising in the Bank’s integrated foreign operations, as well as those arising from self-sustaining foreign operations in highly inflationary environments, if any, are included in other income – trading revenues in the Consolidated Statement of Income.
     Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of foreign currency denominated buildings, equipment and leasehold improvements of the Bank’s integrated foreign operations, which are translated using historical rates.
     Unrealized foreign currency translation gains and losses arising from available-for-sale financial assets are included in other comprehensive income as unrealized gains/losses on available-for-sale securities until realized, at which time they are reclassified from accumulated other comprehensive income to the Consolidated Statement of Income.
Precious metals
Precious metals are carried at fair value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at fair value and included in other liabilities in the Consolidated Balance Sheet.
Securities
Securities are categorized as available-for-sale, trading, held-to-maturity or equity accounted investments. Securities designated as available-for-sale are recorded at fair value with unrealized gains and losses recorded in other comprehensive income until realized, at which time they are recorded in the Consolidated Statement of Income. Available-for-sale equity securities that do not have a quoted market price in an active market, are recorded at cost, where fair values are not reliably measurable.
     Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the
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FS > Consolidated Financial Statements
instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method. When there has been a decline in value of available-for-sale debt or equity instrument that is other than temporary, the carrying value of the securities is reduced to fair value. Such reductions, if any, together with realized gains and losses on disposals, which are determined on an average cost basis, are reclassified from other comprehensive income and included in other income – net gain (loss) on available-for-sale assets in the Consolidated Statement of Income.
     Commencing November 1, 2008, recoveries in fair value for which other than temporary impairment charges had been recognized due to events occurring after the date of impairment are included in net income, to a maximum of the original impairment charge. Prior to fiscal 2009, these recoveries in fair value were included in other comprehensive income.
     Trading securities are intended to be held for a short period of time and are carried at fair value. Gains and losses realized on disposal and unrealized gains and losses due to market fluctuations are included in other income – trading revenues in the Consolidated Statement of Income. Where trading securities are used to manage the volatility of stock-based compensation, gains and losses realized on disposal and adjustments to fair value are included in non-interest expense – salaries and employee benefits in the Consolidated Statement of Income.
     Commencing November 1, 2008, certain debt securities are classified as loans and carried at amortized cost. Debt securities which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market are classified as loans. Debt securities not classified as loans are classified as either trading or available-for-sale.
     The Bank accounts for the purchase and sale of securities using settlement date accounting for purposes of the Consolidated Balance Sheet and the Consolidated Statement of Income.
Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements
The purchase and sale of securities under resale and repurchase agreements are accounted for as collateralized lending and borrowing transactions and are recorded at cost. The related interest income and interest expense are recorded on an accrual basis.
Obligations related to securities sold short
The Bank’s obligation to deliver securities sold that were not owned at the time of sale is recorded at fair value. Realized and unrealized gains and losses are recorded in other income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense in the Consolidated Statement of Income.
Transactions costs
The transaction costs relating to non-trading financial assets and non-trading financial liabilities are capitalized and, where applicable, these amounts are recognized in net interest income over the expected life of the instrument using the effective interest method.
Loans
Commencing November 1, 2008, the definition of loans includes debt instruments that are not quoted in an active market and have fixed or determinable cash flows. As a result, certain debt securities which are not classified as trading securities or have not been designated as available-for-sale securities, and are not quoted in an active market are classified as loans on the Consolidated Balance Sheet. Prior to fiscal 2009, debt securities were not permitted to be classified loans and were treated as either trading or available-for-sale securities.
     In addition, certain loans that are managed on a fair value basis or are purchased to economically hedge credit derivatives transacted for customers are classified as trading loans, through the fair value option (see Note 26).
     Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet. Loans are accounted for at amortized cost, except those designated as trading which are carried at fair value. Loan origination costs are deferred and amortized into income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage. Loan syndication fees are included in credit fees in other income.
     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there no longer is reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.
     When a loan is classified as impaired, recognition of interest ceases. Interest received on impaired loans is credited to the carrying value of the loan.
     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.
     Foreclosed assets meeting specified criteria are considered to be held for sale and are recorded at fair value less costs to sell. If the specified criteria are not met, the asset is considered to be held for use, measured initially at fair value and accounted for in the same manner as a similar asset acquired in the normal course of business.
Allowance for credit losses
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all incurred credit-related losses in its portfolio of the following on-and off-balance sheet items: deposits with banks, securities purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances, general allowance and a sectoral allowance which are reviewed on a regular basis. Full or partial write-offs of loans are generally recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.
Specific allowances
Specific allowances, except those relating to credit card loans, residential mortgages and most personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used
2009 Scotiabank Annual Report     113

Consolidated Financial Statements
to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans, residential mortgages and most personal loans are calculated using a formula method taking into account recent loss experience. The allowance for credit losses against on-balance sheet items is reflected as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet.
General allowance
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.
     The general allowance for business and government loans is underpinned by a risk rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.
     For mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.
     The level of the general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.
     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all incurred losses in the loan portfolio for which there has been no specific provision.
     The general allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sectoral allowances
A sectoral allowance is established when an industry sector or geographic region experiences specific adverse events or changes in economic conditions and it is considered necessary to establish an additional allowance for loan losses for the group of loans as a whole, even though the individual loans comprising the group are still classified as performing. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowance.
     The sectoral allowance for credit losses is recorded as a reduction of loans in the Consolidated Balance Sheet.
Sales of loans
Transfers of loans to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.
     Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that the Bank would not recover substantially all of its recorded investment are classified in available-for-sale securities in the Consolidated Balance Sheet. Such retained interests are tested regularly for other-than-temporary impairment and, if required, the retained interest’s carrying value is reduced to fair value by a charge to other income – net gain (loss) on securities, other than trading in the Consolidated Statement of Income. Other retained interests are classified and accounted for as loans.
     For securitizations of loans, gains and losses on sale and servicing fee revenues are reported in other income – other in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet.
     For the sale of performing loans (other than by way of securitization), which is one of the Bank’s credit risk management strategies, gains and losses are reported in other income – other. Gains and losses on sales of impaired loans are reported in the provision for credit losses in the Consolidated Statement of Income.
Acceptances
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income – credit fees in the Consolidated Statement of Income.
Land, buildings and equipment
Land is carried at cost. Buildings, equipment and computer software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings – 40 years, equipment and computer software – 3 to 10 years, and leasehold improvements – term of lease.
     The Bank performs impairment testing on its long-lived assets when events or changes in circumstance indicate that an asset’s carrying value may not be recoverable. The asset is written down to fair value when the carrying value of the asset exceeds the projected future undiscounted cash flows.
     Net gains and losses on disposal are included in other income – other, in the Consolidated Statement of Income, in the year of disposal.
Goodwill and other intangible assets
Goodwill is the excess of the purchase price paid over the fair value of the net assets purchased in the acquisition of a subsidiary or a VIE that is a business where the Bank is the primary beneficiary.
     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, calculated as the fair value of the reporting unit less the fair value of its assets and liabilities.
     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable. The amortization of intangible assets is recorded in other non-interest expenses in the Consolidated Statement of Income.
114     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Capital instrument liabilities
Capital instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments are required to be presented as liabilities rather than as equity. These instruments are classified as either deposit liabilities or capital instrument liabilities in the Consolidated Balance Sheet, with the disbursements recorded in interest expense.
Corporate income taxes
The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period in which the tax change was enacted or substantively enacted.
     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.
Derivative instruments
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.
     The Bank enters into these derivative contracts for trading purposes, as well as to manage its exposures. Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate trading income. Derivative instruments designated as “asset/liability management” (non-trading) are those used to manage the Bank’s interest rate, foreign currency and other exposures. These include instruments that meet specified criteria to be designated as hedges for accounting purposes.
     All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Balance Sheet. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.
     The gains and losses resulting from changes in fair values of trading derivatives are included in other income – trading revenues in the Consolidated Statement of Income.
     The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking hedge transactions. This process includes linking these derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses both at the hedge’s inception and on an ongoing basis whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.
     There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges. For fair value hedges, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include debt securities, loans, deposit liabilities and subordinated debentures.
     For cash flow hedges, the change in fair value of the hedging derivative is recorded in other comprehensive income, to the extent it is effective, until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate.
     For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from self-sustaining foreign operations are recognized in income.
     Hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. When either a fair value hedge or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized. If a designated hedge is no longer effective, the associated derivative instrument is subsequently carried at fair value without any offset from the hedged item.
     Changes in the fair value of asset/liability management derivatives that do not qualify for hedge accounting are carried at fair value in the Consolidated Balance Sheet, and subsequent changes in their fair value recorded in the Consolidated Statement of Income as follows: interest-related contracts in net interest income; options used in managing non-trading securities in net gain (loss) on securities, other than trading; and other derivative contracts in other income – other. Where derivative instruments are used to manage the volatility of stock-based compensation, these derivatives are carried at fair value with changes in the fair value included in salaries and employee expense, in the Consolidated Statement of Income.
Employee future benefits
The Bank provides pension and other future benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are generally based on an employee’s length of service and the final five years’ average salary. Other future benefits provided include post-retirement health care, dental care and life insurance, along with post-employment benefits and compensated absences.
     The cost of these employee future benefits is actuarially determined each year using the projected benefit method prorated on service. The calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is based on market conditions as at the calculation date. The expected return on plan assets is generally based on a market-related value of plan assets, where gains or losses on equity investments are recognized over three years; fixed income investments are recognized at market value. The Bank’s main pension plan uses a measurement date of August 31, while the other principal employee future benefit plans use a July 31 date.
     Past service costs, from plan amendments that impact previously earned employee benefits, are amortized on a straight-line basis over the estimated average remaining period to full benefit eligibility for active employees. For the Bank’s principal pension plans, these periods range from 10 to 22 years. For principal other benefit plans, these periods range from 9 to 27 years. If the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and principal other benefit plans, these periods range from 10 to 22 years and from 9 to 27 years, respectively. A pension valuation allowance is recognized if the prepaid benefit expense (the cumulative difference between pension income/expense and funding contributions) is more than the Bank’s expected future benefit.
2009 Scotiabank Annual Report     115

Consolidated Financial Statements
     The cumulative difference between pension income/expense and funding contributions is included in other assets and other liabilities, as appropriate, in the Consolidated Balance Sheet. The difference between other future benefits expense and payments to qualified plan members is included in other assets and other liabilities in the Consolidated Balance Sheet.
     Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to Bank contributions made to employees’ accounts during the year.
Stock-based compensation
The Bank has stock option plans and other stock-based compensation plans for certain eligible employees and non-officer directors that are described more fully in Note 17.
     Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SAR and thereby receive the intrinsic value of the stock option in cash. Options with Tandem SARs are awards that may call for settlement in cash and, therefore, are recorded in other liabilities in the Consolidated Balance Sheet. Changes in this liability which arise from fluctuations in the market price of the Bank’s common shares are recorded in salaries and employee benefits expense in the Consolidated Statement of Income on a graded vesting basis. If an employee chooses to exercise the option, thereby cancelling the Tandem SAR, both the exercise price and the accrued liability are credited to common shares in the Consolidated Balance Sheet.
     The Bank’s other stock-based compensation plans are accounted for in a similar manner as stock options with Tandem SAR features, except that other stock-based compensation expense is recognized evenly over an applicable vesting period.
     Effective in fiscal 2006, for SARs, including Tandem SARs and other stock-based compensation, the Bank recognizes i) the compensation costs attributable to stock-based compensation awards granted to employees who are eligible to retire on the grant date immediately on the grant date; and ii) compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period over the timeframe between the grant date and the date of retirement eligibility.
     Stock options granted after November 1, 2002, to non-officer directors do not have Tandem SAR features. These are expensed using a fair-value-based method (Black-Scholes pricing model) and recorded in other non-interest expenses in the Consolidated Statement of Income with a corresponding credit to contributed surplus in the Consolidated Balance Sheet.
     For stock options granted prior to November 1, 2002, the Bank accounts for these options using the intrinsic method. Under this method, the Bank does not recognize any compensation expense, since the exercise price was set at an amount equal to the closing price on the day prior to the grant of the stock options. When these stock options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.
Earnings per share (EPS)
Basic EPS is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities or contracts that entitle their holders to obtain common shares in the future. The number of additional shares for inclusion in diluted EPS is determined using the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank’s common stock during the period, are exercised and the proceeds used to purchase common shares at the average market price. The incremental number of common shares is included in the calculation of diluted shares.
Guarantees
A liability is recorded for the fair value of the obligation assumed at the inception of certain guarantees. The guarantees affected include standby letters of credit, letters of guarantee, credit enhancements and other similar contracts. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset.
116     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

2	Future accounting changes
The following summarizes future accounting changes that will be relevant to the Bank’s consolidated financial statements subsequent to October 31, 2009.
Business Combinations, Consolidated Financial Statements, and Non-controlling Interests
In January 2009, the CICA issued new accounting standards on Business Combinations, Consolidated Financial Statements and Non-controlling Interests. The Business Combinations standard provides clarification as to what an acquirer must measure when it obtains control of a business, the basis of valuation and the date at which the valuation should be determined. Most acquisition-related costs must be accounted for as expenses in the periods they are incurred. This new standard will be applicable for acquisitions that are completed on or after November 1, 2011 although adoption in 2010 is permitted to facilitate the transition to International Financial Reporting Standards in 2011. The Consolidated Financial Statements standard establishes guidance for preparing consolidated financial statements after the acquisition date. The Non-controlling Interests standard provides guidance on the accounting and presentation of non-controlling interest. These new standards must all be adopted concurrently.
International Financial Reporting Standards (IFRS)
The Canadian Accounting Standards Board has determined that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. For the Bank, IFRS will be effective for interim and annual periods commencing November 1, 2011, including the preparation and reporting of one year of comparative figures. The Bank is currently in the process of evaluating the impacts and implications of converting to IFRS. The impact of IFRS on the Bank’s consolidated financial results at the time of transition and on implementation is being assessed.

3	Securities
(a) An analysis of the carrying value of securities is as follows:

	Remaining term to maturity						2009		2008
					No
	Within	Three to	One to	Over	specific		Carrying		Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity		value		value

Trading securities:
Canadian federal government debt	$577	$2,277	$7,140	$8,408	$—		$18,402		$10,942
Canadian provincial and municipal debt	591	816	1,010	2,323	—		4,740		5,224
U.S. treasury and other U.S. agencies’ debt	57	1,187	388	1,067	—		2,699		3,433
Other foreign governments’ debt	181	141	1,103	139	—		1,564		2,130
Common shares	—	—	—	—	19,698		19,698		19,103
Other	2,156	1,979	4,990	1,714	125		10,964		7,460

Total	3,562	6,400	14,631	13,651	19,823		58,067	(1)	48,292

Available-for-sale securities:
Canadian federal government debt	6	209	10,573	814	—		11,602		3,638
Mortgage-backed securities(2)	23	252	21,013	96	—		21,384		6,430
Canadian provincial and municipal debt	—	—	1,168	16	—		1,184		14
U.S. treasury and other U.S. agencies’ debt	132	5	170	394	—		701		2,176
Other foreign governments’ debt	1,238	944	3,667	2,140	—		7,989		7,085
Bonds of designated emerging markets	—	—	63	382	—		445		469
Other debt	881	1,276	5,156	2,286	—		9,599		15,800
Preferred shares	—	—	—	—	421		421		539
Common shares(3)	—	—	—	—	2,374		2,374		2,672

Total	2,280	2,686	41,810	6,128	2,795		55,699		38,823	(4)

Equity accounted investments:	—	—	—	—	3,528	(5)	3,528		920

Total securities	$5,842	$9,086	$56,441	$19,779	$26,146		$117,294		$88,035

Total by currency (in Canadian equivalent):
Canadian dollar	$2,787	$6,332	$43,817	$13,382	$19,928		$86,246		$51,191
U.S. dollar	642	864	6,567	3,950	4,186		16,209		23,678
Mexican peso	712	255	865	209	135		2,176		4,112
Other currencies	1,701	1,635	5,192	2,238	1,897		12,663		9,054

Total securities	$5,842	$9,086	$56,441	$19,779	$26,146		$117,294		$88,035

(1)	Includes $278 in mortgage-backed securities.

(2)	Includes securities retained by the Bank in connection with its mortgage securitizations. The outstanding balance of these mortgage-backed securities is $20,864 (2008 – $6,054). Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.

(3)	The carrying value of available-for-sale equity securities that are not quoted in an active market is $958 (2008 – $1,098).

(4)	Includes debt securities of $8,529, which were reclassified to loans on November 1, 2008. Refer to Note 1 for further details.

(5)	Equity accounted investments have no stated term, and as a result, have been classified in the “No specific maturity” column.
2009 Scotiabank Annual Report     117

Consolidated Financial Statements
(b) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	2009				2008
		Gross				Gross	Gross
		unrealized	Gross	Fair		unrealized	unrealized	Fair
As at October 31 ($ millions)	Cost(1)	gains	losses	value	Cost(1)	gains	losses	value

Canadian federal government debt	$11,507	$163	$68	$11,602	$3,596	$43	$1	$3,638
Mortgage-backed securities	20,972	488	76	21,384	6,257	192	19	6,430
Canadian provincial and municipal debt	1,164	20	—	1,184	14	—	—	14
U.S. treasury and other U.S. agencies’ debt	706	9	14	701	2,178	12	14	2,176
Other foreign governments’ debt	7,703	321	35	7,989	6,983	226	124	7,085
Bonds of designated emerging markets	270	175	—	445	334	140	5	469
Other debt	9,609	224	234	9,599	17,207	66	1,473	15,800
Preferred shares	544	17	140	421	598	5	64	539
Common shares	2,211	224	61	2,374	2,884	134	346	2,672

Total available-for-sale securities	$54,686	$1,641	$628	$55,699	$40,051	$818	$2,046	$38,823

(1)	Cost for debt securities is amortized cost.
The net unrealized gain (loss) on available-for-sale securities of $1,013 million (2008 — ($1,228) million) decreases to a net unrealized gain (loss) of $828 million (2008 — increases to ($1,320) million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account. The net unrealized gain (loss) on available-for-sale securities is recorded in accumulated other comprehensive income.
(c) An analysis of available-for-sale securities with continuous unrealized losses:

	2009
	Less than 12 months			12 months or greater			Total
		Fair	Unrealized		Fair	Unrealized		Fair	Unrealized
As at October 31 ($ millions)	Cost	value	losses	Cost	value	losses	Cost	value	losses

Canadian federal government debt	$3,331	$3,263	$68	$—	$—	$—	$3,331	$3,263	$68
Mortgage-backed securities	3,975	3,905	70	13	7	6	3,988	3,912	76
Canadian provincial and municipal debt	—	—	—	—	—	—	—	—	—
U.S. treasury and other U.S. agencies’ debt	67	65	2	54	42	12	121	107	14
Other foreign governments’ debt	1,252	1,245	7	210	182	28	1,462	1,427	35
Bonds of designated emerging market	—	—	—	—	—	—	—	—	—
Other debt	2,163	2,088	75	2,729	2,570	159	4,892	4,658	234
Preferred shares	10	7	3	435	298	137	445	305	140
Common shares	276	249	27	242	208	34	518	457	61

Total	$11,074	$10,822	$252	$3,683	$3,307	$376	$14,757	$14,129	$628

	2008
	Less than 12 months			12 months or greater			Total
As at October 31 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses

Canadian federal government debt	$297	$296	$1	$—	$—	$—	$297	$296	$1
Mortgage-backed securities	55	54	1	91	73	18	146	127	19
Canadian provincial and municipal debt	12	12	—	—	—	—	12	12	—
U.S. treasury and other U.S. agencies’ debt	848	835	13	8	7	1	856	842	14
Other foreign governments’ debt	2,402	2,325	77	558	511	47	2,960	2,836	124
Bonds of designated emerging market	85	80	5	—	—	—	85	80	5
Other debt	13,807	12,558	1,249	1,446	1,222	224	15,253	13,780	1,473
Preferred shares	470	416	54	60	50	10	530	466	64
Common shares	1,007	713	294	320	268	52	1,327	981	346

Total	$18,983	$17,289	$1,694	$2,483	$2,131	$352	$21,466	$19,420	$2,046

As at October 31, 2009, the cost of 667 (2008 — 1,208) available-for-sale securities exceeded their fair value by $628 million (2008 — $2,046 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for-sale securities. Of the 667 (2008 — 1,208) securities, 340 (2008 — 227) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $376 million (2008 — $352 million). The unrealized losses on the debt instruments decreased from last year due to improvements in credit spreads and the reclassification of certain debt securities to loans. Refer to Note 1 for further details. The Bank holds a diversified portfolio of available-for-sale equities. For these investments, improvements in equity markets have reduced the unrealized losses that arose during the latter part of fiscal 2008. Since the Bank has the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity for debt securities, these unrealized losses are considered temporary in nature.
     The Bank conducts a quarterly review to identify and evaluate investments that show indications of impairment. An investment is considered impaired if its fair value falls below its cost, and a writedown is recorded when the decline is considered other-than-temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer, and the ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
118     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(d) An analysis of net gain (loss) on securities, other than trading(1) is as follows:

For the year ended October 31 ($ millions)	2009	2008	2007

Realized gains	$593	$666	$708
Realized losses	316	401	85
Impairment writedowns	689	639	135

Net gain (loss) on securities, other than trading	$(412)	$(374)	$488

(1)	These securities relate to available-for-sale securities and equity accounted investments.
Net gains realized on available-for-sale equity securities which did not have a quoted market price were $28 million for the year ended October 31, 2009 (2008 — $69 million; 2007 — $293 million).

4	Loans
(a) Loans outstanding by geography
The Bank’s loans, net of unearned income and the allowance for credit losses in respect of loans, are as follows(1):

As at October 31 ($ millions)	2009	2008

Canada:
Residential mortgages	$88,766	$102,326
Personal and credit cards	49,266	41,386
Business and government	33,540	34,749

	171,572	178,461

United States:
Personal	2,879	—
Business and government	17,669	25,842

	20,548	25,842

Mexico:
Residential mortgages	3,357	3,092
Personal and credit cards	2,214	2,132
Business and government	4,742	6,262

	10,313	11,486

Other International:
Residential mortgages	9,481	9,666
Personal and credit cards	6,689	7,201
Business and government	50,569	58,650

	66,739	75,517

	269,172	291,306
Less: allowance for credit losses	2,870	2,626

Total(2)	$266,302	$288,680	(3)

(1)	Geographic segmentation of assets is based upon the location of the ultimate risk of the underlying assets.

(2)	Loans denominated in U.S. dollars amount to $56,283 (2008 — $71,532), loans denominated in Mexican pesos amount to $8,247 (2008 — $8,821) and loans denominated in other foreign currencies amount to $33,238 (2008 — $35,669).

(3)	Effective November 1, 2008, debt securities with an amortized cost of $9,447 were reclassified to loans. As a result, personal loans increased by $7,715 and business and government loans increased by $1,732. Refer to Note 1 for further details.
(b) Loans and acceptances by type of borrower

	2009		2008
As at October 31 ($ millions)	Balance	% of total	Balance	% of total

Personal
Residential mortgages	$101,363	36.5%	$114,852	38.0%
Credit cards	11,104	4.0	11,169	3.7
Personal loans	49,256	17.8	38,942	12.9

	161,723	58.3	164,963	54.6

Businesses and government
Financial services	18,760	6.8	18,665	6.2
Wholesale and retail	10,853	3.9	14,905	4.9
Real estate	11,677	4.2	13,500	4.5
Oil and gas	9,777	3.5	11,997	4.0
Transportation	7,763	2.8	8,520	2.8
Automotive	5,074	1.8	7,124	2.4
Agriculture	4,344	1.6	5,259	1.7
Government	3,326	1.2	3,372	1.1
Hotels and leisure	4,766	1.7	5,215	1.7
Mining and primary metals	5,745	2.1	8,137	2.7
Utilities	6,138	2.2	6,307	2.1
Health care	3,986	1.4	4,997	1.7
Telecommunications and cable	4,567	1.6	6,528	2.2
Media	2,729	1.0	4,659	1.5
Chemical	1,338	0.5	1,746	0.6
Food and beverage	3,788	1.4	3,078	1.0
Forest products	1,528	0.6	2,081	0.7
Other	9,497	3.4	10,919	3.6

	$115,656	41.7%	$137,009	45.4%

	277,379	100.0%	301,972	100.0%
General allowance	(1,450)		(1,323)
Sectoral allowance	(44)		—

Total loans and acceptances	$275,885		$300,649

2009 Scotiabank Annual Report     119

Consolidated Financial Statements
(c) Sales of loans through securitizations
The Bank securitizes residential mortgages through the creation of mortgage-backed securities. The gain on sale of the mortgages resulting from these securitizations, before issuance costs, is recognized in other income in the Consolidated Statement of Income. The key weighted-average assumptions used to measure fair value at the dates of securitization were a prepayment rate of 22.5% (2008 — 20.0%; 2007 — 20.0%), an excess spread of 1.8% (2008 — 1.4%; 2007 — 0.8%), and a discount rate of 2.4% (2008 — 3.9%; 2007 — 4.5%). No credit losses are expected as the mortgages are insured. The following table summarizes the Bank’s sales.

For the year ended October 31 ($ millions)	2009	2008	2007

Net cash proceeds(1)	$11,879	$5,121	$3,756
Retained interest	480	165	98
Retained servicing liability	(69)	(30)	(27)

	12,290	5,256	3,827
Residential mortgages securitized(2)	11,953	5,174	3,827

Net gain on sale(3)	$337	$82	$—

(1)	Excludes insured mortgages which were securitized and retained by the Bank during the year of $20,923 (2008 — $3,885; 2007 — $2,983). These assets are classified as available-for-sale securities and have an outstanding balance of $20,864 (2008 — $6,054; 2007 — $4,375) [refer to Note 3a].

(2)	Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the Bank in prior periods but retained by the Bank at that time of $2,126 (2008 — $1,299; 2007 — nil).

(3)	Net of issuance costs.
The key assumptions used in measuring the fair value of the retained interests for mortgages securitized and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to these assumptions are as follows:

As at October 31 ($ millions)	2009	2008

Fair value of the retained interest ($)	519	302
Weighted average life (in years)	3	4

Prepayment rate (%)	22.8	17.3
Impact on fair value of a 10% adverse change ($)	(17)	(7)
Impact on fair value of a 20% adverse change ($)	(33)	(14)

Residual cash flow annual discount rate (%)	0.35-2.8	2.2-4.0
Impact on fair value of a 10% adverse change ($)	(1)	(2)
Impact on fair value of a 20% adverse change ($)	(3)	(3)

Excess spread (%)	1.8	1.2
Impact on fair value of a 10% adverse change ($)	(55)	(30)
Impact on fair value of a 20% adverse change ($)	(109)	(60)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented. Information on total securitized loan assets(1) is summarized as follows:

	2009			2008			2007
	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31	October 31

Residential mortgages(1)(2)	$17,494	$35	$—	$12,787	$14	$—	$11,631	$15	$—
Personal loans	199	3	3	235	6	4	414	14	57

Total	$17,693	$38	$3	$13,022	$20	$4	$12,045	$29	$57

(1)	Excludes insured mortgages which were securitized and retained by the Bank [refer to Note 3].

(2)	Excludes past due payments relating to residential mortgages insured by CMHC of $19 (2008 — $9; 2007 — $8).
(d) Loans past due but not impaired(1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are fully secured or collection efforts are reasonably expected to result in repayment, or restoring it to a current status within 180 days from the date a payment has become contractually in arrears.

As at October 31, 2009 ($ millions)	31 - 60 days	61 - 90 days	91 days and greater	Total

Residential mortgages	$1,173	$463	$302	$1,938
Personal and credit cards	429	220	61	710
Business and government	342	201	168	711

Total	$1,944	$884	$531	$3,359

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
120     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

5	Impaired loans and allowance for credit losses
(a) Impaired loans

				2009	2008
			Specific
As at October 31 ($ millions)	Gross(1)		allowance(2)	Net	Net

By loan type:
Residential mortgages	$1,119		$(241)	$878	$432
Personal and credit cards	881		(688)	193	84
Business and government	1,939		(447)	1,492	675

Total	$3,939	(3)(4)	$(1,376)	$2,563	$1,191

By geography:
Canada				$719	$354
United States				354	80
Other International				1,490	757

Total				$2,563	$1,191

(1)	Gross impaired loans denominated in U.S. dollars amounted to $1,057 (2008 — $658) and those denominated in other foreign currencies amounted to $1,680 (2008 - $1,084).

(2)	The specific allowance for impaired loans evaluated on an individual basis totalled $446 (2008 — $462).

(3)	Individual impaired loans without an allowance for credit losses totalled $616 (2008 — $365).

(4)	Average balance of gross impaired loans totalled $3,402 (2008 — $2,011).
(b) Allowance for credit losses

	2009							2008		2007
	Balance at			Provision	Other, including
	beginning			for credit	foreign currency	Balance at		Balance at		Balance at
As at October 31 ($ millions)	of year	Write-offs(1)	Recoveries	losses	adjustment(2)	end of year(3)		end of year		end of year

Specific
Residential mortgages	$232	$(64)	$27	$25	$21	$241		$232		$129
Personal and credit cards	608	(1,139)	141	1,042	36	688		608		434
Business and government	471	(457)	55	506	(123)	452		471		391

	1,311	(1,660)	223	1,573	(66)	1,381	(3)	1,311	(3)	954	(3)

Sectoral(4)	—	—	—	44	—	44		—		—

General	1,323	—	—	127	—	1,450	(5)	1,323		1,298

	$2,634	$(1,660)	$223	$1,744	$(66)	$2,875		$2,634		$2,252

(1)	Write-offs of loans restructured during the year were nil (2008 — nil; 2007 — nil).

(2)	Includes $9 in specific allowances related to acquisitions in 2009, $232 in specific allowances and $25 in general allowances from acquisitions in 2008, and $38 in specific allowances and $16 in general allowances from acquisitions in 2007.

(3)	As at October 31, 2009, $5 (2008 — $8; 2007 — $11) has been recorded in other liabilities.

(4)	The sectoral allowance is established to reflect the deterioration in the automotive industry sector, within the business and government category.

(5)	The general allowance is substantially allocated to business and government loans.

6	Variable interest entities
(a) Consolidated VIEs:
The following table provides information about variable interest entities (VIEs) that the Bank consolidated.

	2009	2008
As at October 31 ($ millions)	Total assets	Total assets

Funding vehicles	$2,585	$5,207
Other	51	631

The Bank uses Funding Vehicles to facilitate cost-efficient financing of its own operations. Activities of these special purpose entities are generally limited to holding a pool of assets or receivables generated by the Bank and used to finance distributions to their investors.
     Subsequent to the year-end, one of the consolidated VIEs that provided the Bank with external financing has been wound up. This has not resulted in any material impact on the Bank’s consolidated financial statements.
     The assets supporting the obligations of these consolidated VIEs as at October 31, 2009 are as follows: cash and non-interest bearing deposits with banks of $10 million (2008 — $11 million); Canadian residential mortgage loans of $2,523 million (2008 — $5,140 million); trading securities of $53 million (2008 — $617 million); and other assets of $50 million (2008 — $70 million). In general, the investors in the obligations of consolidated VIEs have recourse only to the assets of those VIEs and do not have recourse to the Bank except where the Bank has provided a guarantee to the investors or is the counterparty to a derivative transaction involving the VIE.
2009 Scotiabank Annual Report     121

Consolidated Financial Statements
(b) Other VIEs
The following table provides information about other VIEs in which the Bank has a significant variable interest but is not the primary beneficiary. A significant variable interest is generally considered to exist where the Bank absorbs or receives between 10% and 50% of the VIE’s expected losses, expected residual returns, or both.

	2009		2008
		Maximum		Maximum
	Total	exposure	Total	exposure
As at October 31 ($ millions)	assets	to loss	assets	to loss

Multi-seller conduits that the Bank administers	$5,913	$5,913	$12,283	$12,283
Structured finance entities	7,088	4,975	6,705	4,269
Collateralized debt obligation entities	556	307	399	847
Other	691	188	941	140

The Bank’s maximum exposure to loss as at October 31 represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the VIE, the credit risk amount for certain derivative contracts with the entities, and the amount invested where the Bank holds an ownership interest in the VIE. Of the aggregate amount of maximum exposure to loss, the Bank has recorded $5.5 billion (2008 — $5.3 billion), primarily its ownership interest in the VIEs, on its Consolidated Balance Sheet as at October 31, 2009.
Multi-seller conduits that the Bank administers

The Bank currently sponsors three multi-seller conduits, two of which are Canadian-based and one in the United States. The conduits purchase assets from outside parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements for their portion of the programs through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase assets, including defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. As well, in some instances the Bank is counterparty to derivative contracts with these conduit programs and provides them with a large portion of their backstop liquidity and partial credit enhancement facilities [see Note 23]. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $3.8 billion (2008 — $5.0 billion) based on future asset purchases by these conduits.
     During fiscal 2009, there were no changes to the obligations of the subordinated note holder and no reconsideration events have occurred.
     During 2008, the Bank’s U.S. Multi-seller Commercial Paper Conduit (the “U.S. Conduit”), transferred certain CDO and CLO assets to the Bank pursuant to the terms of its liquidity asset purchase agreements. Pre-tax charges of $298 million were recorded during the prior year to the Consolidated Income Statement representing the difference between the amounts paid (original cost of the assets) and the fair value of the assets on the dates transferred to the Bank. The acquisition of the assets by the Bank was pursuant to the existing LAPA arrangements and was not executed to protect the subordinated note holder from potential losses on any of the U.S. Conduit’s holdings, including the assets acquired.
     In 2008, the U.S. Conduit increased the amount of the subordinated note issued to an unrelated party as a consequence of these transfers of assets to the Bank. This subordinated note absorbed the majority of the expected losses of the remaining assets of the U.S. Conduit. Accordingly, the Bank was not the primary beneficiary and therefore did not have to consolidate the U.S. Conduit as at October 31, 2008.
Structured finance entities
This includes special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.
Collateralized debt obligation entities
The Bank holds an interest in VIEs structured to match specific investor requirements. Loans or credit derivatives are held by the VIEs to create security offerings for investors that match their investment needs and preferences. The Bank’s maximum exposure to loss includes the credit risk amounts relating to derivative contracts with these VIEs.
Other
Other includes investments in privately managed funds and other VIEs. The Bank’s maximum exposure to loss includes its net investment in these funds.

7	Land, buildings and equipment

			2009	2008
		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$350	$—	$350	$390
Buildings	1,783	706	1,077	1,104
Equipment	2,965	2,419	546	552
Leasehold improvements	1,037	638	399	403

Total	$6,135	$3,763	$2,372	$2,449

Depreciation and amortization in respect of the above buildings, equipment, and leasehold improvements for the year amounted to $234 million (2008 — $209 million; 2007 — $203 million).
122     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

8	Goodwill and other intangible assets
Goodwill
The changes in the carrying amount of goodwill by main operating segment are as follows:

	Canadian	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2009	2008	2007

Balance at beginning of year	$380	$1,749	$144	$2,273	$1,134	$873
Acquisitions	430	173	—	603	925	350
Effects of foreign exchange and other	(4)	52	(16)	32	214	(89)

Balance at end of year	$806	$1,974	$128	$2,908	$2,273	$1,134

Intangible assets

	Gross
	carrying	Accumulated	2009	2008	2007
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Computer software	$341	$40	$301	$239	$210
Other intangible assets	630	370	260	282	273

Total	$971	$410	$561	521	483

Other intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2009, was $96 million (2008 — $83 million; 2007 — $64 million).

9	Other assets

As at October 31 ($ millions)	2009	2008

Accrued interest	$1,817	$2,192
Accounts receivable	1,422	640
Future income tax assets (Note 18)	2,577	2,800
Receivable from brokers, dealers and clients	265	1,936
Other	4,372	4,551

Total	$10,453	$12,119

10	Deposits

	Payable		Payable	Payable on
	on demand		after notice	a fixed date	2009	2008
As at October 31 ($ millions)	Interest-bearing	Non-interest-bearing

Personal	$3,817	$3,032	$43,873	$73,040	$123,762	$118,919
Business and government(1)	28,923	10,571	21,805	142,295	203,594	200,566
Banks	336	357	1,120	21,250	23,063	27,095

Total	$33,076	$13,960	$66,798	$236,585	$350,419	$346,580

Recorded in:
Canada					223,961	229,284
United States					58,082	40,368
Mexico					8,776	10,268
Other International					59,600	66,660

Total(2)					$350,419	$346,580

(1)	Includes deposit notes issued by the Bank to Scotiabank Capital Trust of $2,250 (2008 - $2,250), Scotiabank Subordinated Notes Trust of $1,000 (2008 — $1,000) and Scotiabank Tier 1 Trust of $650 (2008 — nil) [refer to Note 13].

(2)	Deposits denominated in U.S. dollars amount to $116,453 (2008 — $100,283), deposits denominated in Mexican pesos amount to $7,897 (2008 — $9,632) and deposits denominated in other foreign currencies amount to $37,178 (2008 — $50,850).

11	Other liabilities

As at October 31 ($ millions)	2009	2008

Accrued interest	$2,190	$2,741
Accounts payable and accrued expenses	5,428	3,963
Deferred income	627	581
Future income tax liabilities (Note 18)	337	264
Gold and silver certificates and bullion	3,856	5,619
Margin and collateral accounts	4,126	8,434
Payable to brokers, dealers and clients	179	751
Other liabilities of subsidiaries and VIEs(1)	4,634	4,931
Other	3,305	3,779

Total	$24,682	$31,063

(1)	Excludes deposits and capital instrument liabilities.
2009 Scotiabank Annual Report     123

Consolidated Financial Statements
12	Subordinated debentures
These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2009		2008
			Par	Carrying	Carrying
Maturity date	Interest rate (%)	Terms(1)	value	value(2)	value(2)
September 2013	8.30	Redeemable at any time	$250	$251	$252
May 2014	5.75	Redeemed on May 12, 2009	—	—	329
January 2018	5.30	Redeemable at any time. After January 31, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.90%	300	300	300
March 2018	4.99	Redeemable at any time. After March 27, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 2%	1,700	1,719	1,726
October 2018	6.00	Redeemable at any time. After October 3, 2013, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 3.25%	950	950	950
April 2019	4.94	Redeemable at any time. After April 15, 2014, interest is payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 4.24%	1,000	1,000	—
January 2021	6.65	Redeemable at any time. After January 22, 2016, interest is payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 5.85%	1,000	1,000	—
June 2025	8.90	Redeemable at any time	250	271	272
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017	120	128	133
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018	120	128	133
August 2085	Floating	US $182 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment
		date. Total repurchases in 2009 amounted to approximately US $32 million	197	197	257

			$5,887	$5,944	$4,352

The contractual maturities of the debentures are summarized in Note 24(b).

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.

(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.

(3)	For the year ended October 31, 2009, the Bank recorded a net realized gain of $14 related to repurchases of subordinated debentures.
13	Capital instrument liabilities, trust securities and trust subordinated notes
Capital instrument liabilities are financial instruments, which can be settled at the Bank’s option by issuing a variable number of the Bank’s own equity instruments. These instruments remain eligible as Tier 1 Capital for regulatory purposes.
     Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust, and Scotiabank Tier 1 Trust are VIEs and are not consolidated on the Bank’s balance sheet as the Bank is not the primary beneficiary. Therefore, the Scotiabank Trust Securities, Scotiabank Trust Subordinated Notes and the Scotiabank Tier 1 Trust Securities Notes issued by the Trusts are not reported on the Consolidated Balance Sheet. The deposit notes issued by the Bank to Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust are reported in Deposits [refer to Note 10]. These trust securities and trust subordinated notes remain eligible for inclusion in the Bank’s regulatory capital as Tier 1 and Tier 2 capital, respectively.

As at October 31 ($ millions)	2009	2008

Capital instrument liabilities
Scotiabank Trust Securities — Series 2000-1 issued by BNS Capital Trust(a)(f)(g)	$500	$500

Scotiabank Trust Securities not consolidated by the Bank
Scotiabank Trust Securities — Series 2002-1 issued by Scotiabank Capital Trust(b)(f)(g)	$750	$750
Scotiabank Trust Securities — Series 2003-1 issued by Scotiabank Capital Trust(c)(f)(g)	750	750
Scotiabank Trust Securities — Series 2006-1 issued by Scotiabank Capital Trust(d)(f)(g)	750	750
Scotiabank Tier 1 Securities — Series 2009-1 issued by Scotiabank Tier 1 Trust(e)(f)(g)	650	—

Scotiabank Trust Subordinated Notes not consolidated by the Bank
Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust(h)	$1,000	$1,000

(a)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities — 2000-1 (“Scotia BaTS”). Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55. With regulatory approval, these securities may be redeemed in whole by the payment of cash at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder and subject to certain prior rights of the Bank, into Non-cumulative Preferred Shares Series Y of the Bank. The Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series Y of the Bank. In certain circumstances on or after June 30, 2011, the Non-cumulative Preferred Shares Series Y are exchangeable at the option of the holder into a variable number of common shares of the Bank based
124     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank.

(b)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities — Series 2002-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $33.13 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount of $0.53125 per $25.00 share. Under the circumstances outlined in (f) below the Scotia BaTS would be automatically exchanged without the consent of the holder into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.70 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. In certain circumstances, on or after December 31, 2012, the Non-cumulative Preferred Shares Series W and the Non-cumulative Preferred Shares Series X are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series X of the Bank, then the Bank would become the sole beneficiary of the Trust.

(c)	On February 13, 2003, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities - Series 2003-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $31.41 per security. With regulatory approval, the Scotia BaTS may be redeemed in whole by the payment of cash prior to June 30, 2008, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2008, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series U of the Bank. The Series U shares will be entitled to cash dividends payable semi-annually in an amount of $0.50 per $25.00 share. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series V of the Bank. The Series V shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.61250 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. In certain circumstances on or after December 31, 2013, the Non-cumulative Preferred Shares Series U and the Non-cumulative Preferred Shares Series V are exchangeable at the option of the holder into a variable number of common shares of the Bank based upon an average of the Bank’s common share price, subject to regulatory approval, and certain prior rights of the Bank. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series V of the Bank, then the Bank would become the sole beneficiary of the Trust.

(d)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities - Series 2006-1 (“Scotia BaTS”). The Scotia BaTS are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 14 — Restrictions on dividend payments]. Under the circumstances outlined in (f) below, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. The proceeds of the issue were used to purchase a deposit note issued by the Bank. If there is an automatic exchange of the Scotia BaTS into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.

(e)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III). These securities qualify as Tier 1 capital. Interest is payable semi-annually in the amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. The first interest payment paid on June 30, 2009 was in the amount of $11.54 per Scotia BaTS III Series 2009-1. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in (f) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). The proceeds of the issue were used to acquire the Series 2009-1 Bank Deposit Note. If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust. Scotiabank Tier 1 Trust which is a special purpose entity is not consolidated by the Bank as the Bank is not the primary beneficiary. These securities are reported on the consolidated balance sheet as deposit notes issued by the Bank to Scotiabank Tier 1 Trust.

(f)	The Scotia BaTS and Scotia BaTS III may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.

(g)	No cash distributions will be payable on the Scotia BaTS and Scotia BaTS III in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 14 — Restrictions on dividend payments].

(h)	On October 31, 2007, the Bank issued 1,000,000 Scotiabank Trust Subordinated Notes (“Scotia TSNs — Series A”), through a new special purpose entity, Scotiabank Subordinated Notes Trust, a closed-end trust established under the laws of the Province of Ontario. The proceeds were used to purchase a deposit note from the Bank which is reported as a Business and government deposit in the Consolidated Balance Sheet.
2009 Scotiabank Annual Report     125

Consolidated Financial Statements
     Holders of the Scotia TSNs — Series A are entitled to receive interest at the rate of 5.25% per annum payable semi-annually until October 31, 2012. The first such payment was paid on May 1, 2008, in an amount of $26.393 per $1,000 principal amount. Commencing November 1, 2012 until November 1, 2017, interest will be payable on the Scotia TSNs — Series A at the 90-day Banker’s Acceptance Rate plus 1% per annum payable quarterly with the first such payment on February 1, 2013. These securities may be redeemed in whole by the payment of cash with regulatory approval.
     The Bank has guaranteed the payments of principal, interest, redemption price, if any, and any other amounts on the Scotia TSNs — Series A when they become due and payable. This guarantee will be a direct, unsecured obligation, and will be subordinate to the Bank’s deposit liabilities and all other liabilities, except for other guarantees, obligations or liabilities that are either designated as ranking equally with or subordinated to the subordinated indebtedness. In addition, the Scotia TSNs - Series A will be automatically exchanged, without the consent of the holders, into an equal principal amount of 5.25% Bank Subordinated Notes upon occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction; or (v) the Bank determines that as a result of the enactment or anticipated enactment of federal Canadian income tax legislation, the interest payable on the Scotia TSNs — Series A will not be deductible by Scotiabank Subordinated Notes Trust for tax purposes.

14	Capital stock
Authorized:
     An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2009		2008		2007
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 12(a)	12,000,000	$300	12,000,000	$300	12,000,000	$300
Series 13(b)	12,000,000	300	12,000,000	300	12,000,000	300
Series 14(c)	13,800,000	345	13,800,000	345	13,800,000	345
Series 15(d)	13,800,000	345	13,800,000	345	13,800,000	345
Series 16(e)	13,800,000	345	13,800,000	345	13,800,000	345
Series 17(f)	9,200,000	230	9,200,000	230	—	—
Series 18(g)	13,800,000	345	13,800,000	345	—	—
Series 20(h)	14,000,000	350	14,000,000	350	—	—
Series 22(i)	12,000,000	300	12,000,000	300	—	—
Series 24(j)	10,000,000	250	—	—	—	—
Series 26(k)	13,000,000	325	—	—	—	—
Series 28(l)	11,000,000	275	—	—	—	—

Total preferred shares	148,400,000	$3,710	114,400,000	$2,860	65,400,000	$1,635

Common shares:
Outstanding at beginning of year	991,923,631	$3,829	983,767,155	$3,566	989,512,188	$3,425
Issued under Shareholder Dividend and Share Purchase Plan(m)	14,304,029	516	2,576,133	108	115,228	6
Issued under Stock Option Plans (Note 17)	3,650,978	78	6,404,516	155	5,485,060	142
Issued for acquisition of a subsidiary	15,060,746	523	50,827	3	691,679	36
Purchased for cancellation(n)	—	—	(875,000)	(3)	(12,037,000)	(43)

Outstanding at end of year	1,024,939,384	$4,946	991,923,631	$3,829	983,767,155	$3,566

Total capital stock		$8,656		$6,689		$5,201

(a)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date then fixed for redemption.

(b)	Series 13 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2010, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 28, 2014, following which no redemption premium is payable.

(c)	Series 14 Non-cumulative Preferred Shares, issued on January 24, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share. The initial dividend, paid April 26, 2007, was $0.28356 per share. With regula- tory approval, the shares may be redeemed by the Bank on or after April 26, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 27, 2016, following which no redemption premium is payable.

(d)	Series 15 Non-cumulative Preferred Shares, issued on April 5, 2007 and April 17, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share. The initial dividend, paid July 27, 2007, was $0.34829 per share. With regulatory approval, the shares may be redeemed by the Bank on or after July 27, 2012, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until July 27, 2016, following which no redemption premium is payable.

(e)	Series 16 Non-cumulative Preferred Shares, issued on October 12, 2007, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share. The initial dividend, paid January 29, 2008, was $0.39195 per share. With regulatory approval, the shares may be redeemed by the Bank on or
126     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
after January 29, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until January 27, 2017, following which no redemption premium is payable.

(f)	Series 17 Non-cumulative Preferred Shares, issued on January 31, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share. The initial dividend, paid April 28, 2008, was $0.33753 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2017, following which no redemption premium is payable.

(g)	Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on March 25, 2008, and March 27, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.3125 per share for the initial five-year fixed rate period ending on April 25, 2013. The initial dividend, paid July 29, 2008, was $0.4315 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 2.05%, multiplied by $25.00. Holders of Series 18 preferred shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2013, and on April 26 every five years thereafter. Series 19 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-Bill Rate plus 2.05%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 18 preferred shares issued and outstanding on the applicable Series 18 conversion date, all of the issued and outstanding Series 18 preferred shares will be automatically converted on such Series 18 conversion date into an equal number of Series 19 preferred shares. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2013, and for Series 19 preferred shares, if applicable, on April 26, 2018 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning April 26, 2013, Series 19 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(h)	Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on June 10, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.3125 per share for the initial five-year fixed rate period ending on October 25, 2013. The initial dividend, paid July 29, 2008, was $0.1678 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 1.70%, multiplied by $25.00. Holders of Series 20 preferred shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2013, and on October 26 every five years thereafter. Series 21 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared in an amount per share equal to the sum of the T-Bill Rate plus 1.70%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 20 preferred shares issued and outstanding on the applicable Series 20 conversion date, all of the issued and outstanding Series 20 preferred shares will be automatically converted on such Series 20 conversion date into an equal number of Series 21 preferred shares. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2013, and for Series 21 preferred shares, if applicable, on October 26, 2018 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning October 26, 2013, Series 21 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(i)	Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on September 9, 2008, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.3125 per share for the initial five-year fixed rate period ending on January 25, 2014. The initial dividend, paid January 28, 2009, was $0.4829 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 1.88%, multiplied by $25.00. Holders of Series 22 preferred shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. Series 23 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared in an amount per share equal to the sum of the T-Bill Rate plus 1.88%, multiplied by $25.00. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 22 preferred shares issued and outstanding on the applicable Series 22 conversion date, all of the issued and outstanding Series 22 preferred shares will be automatically converted on such Series 22 conversion date into an equal number of Series 23 preferred shares. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2014, and for Series 23 preferred shares, if applicable, on January 26, 2019 and every 5 years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning January 26, 2014, Series 23 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(j)	Series 24 Non-cumulative 5-Year Rate Reset Preferred Shares were issued on December 12, 2008, as part of the acquisition of an interest in CI Financial. Holders are entitled to receive non-cumulative preferential cash dividends, payable quarterly in an amount of $0.3906 per share for the initial five-year fixed rate period ending on January 25, 2014. The initial dividend, paid April 28, 2009, was $0.5865 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 3.84%, multiplied by $25.00. Holders of Series 24 preferred shares have the option to convert shares into an equal number of Series 25 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. Series 25 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-Bill Rate plus 3.84%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 24 preferred shares issued and outstanding on the applicable Series 24 conversion date, all of the issued and outstanding Series 24 preferred shares will automatically be converted on such Series 24 conversion date into an equal number of Series 25 preferred shares. With regulatory approval, Series 24 preferred shares may be redeemed by the Bank on January 26, 2014, and, if applicable, Series 25 preferred shares on January 26, 2019 and every five years thereafter for $25.00 per share, together with declared and unpaid dividends. On all other dates beginning January 26, 2014, Series 25 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(k)	Series 26 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on January 21, 2009, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.390625 per share for the initial five-year fixed rate period ending on April 25,
2009 Scotiabank Annual Report 127

Consolidated Financial Statements
2014. The initial dividend, paid April 28, 2009, was $0.41524 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 4.14%, multiplied by $25.00. Holders of Series 26 preferred shares have the option to convert shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 27 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-Bill Rate plus 4.14%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 26 preferred shares issued and outstanding on the applicable Series 26 conversion date, all of the issued and outstanding Series 26 preferred shares will automatically be converted on such Series 26 conversion date into an equal number of Series 27 preferred shares. With regulatory approval, Series 26 preferred shares may be redeemed by the Bank on April 26, 2014, and for Series 27 preferred shares, if applicable, on April 26, 2019, respectively, at $25.00 per share, together with declared but unpaid dividends, and every 5 years thereafter. On all other dates beginning April 26, 2014, Series 27 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(l)	Series 28 Non-cumulative 5-Year Rate Reset Preferred Shares, issued on January 30, 2009, are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.390625 per share for the initial five-year fixed rate period ending on April 25, 2014. The initial dividend, paid April 28, 2009, was $0.37671 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the 5-year Government of Canada Yield plus 4.46%, multiplied by $25.00. Holders of Series 28 preferred shares have the option to convert shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 29 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the T-Bill Rate plus 4.46%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1,000,000 Series 28 preferred shares issued and outstanding on the applicable Series 28 conversion date, all of the issued and outstanding Series 28 preferred shares will automatically be converted on such Series 28 conversion date into an equal number of Series 29 preferred shares. With regulatory approval, Series 28 preferred shares may be redeemed by the Bank on April 26, 2014, and, for Series 29 preferred shares, if applicable, on April 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. On all other dates beginning April 26, 2014, Series 29 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.

(m)	As at October 31, 2009, 16,996,830 common shares have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.

(n)	In May 2008, the Bank initiated a normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represented approximately 2 per cent of the Bank’s outstanding common shares. The bid expired on January 11, 2009. During the year ended October 31, 2009, no shares (2008 — 875,000; 2007 — 12 million shares) were purchased (2008 — $45.61; 2007 — $52.21).
Restrictions on dividend payments
Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.
     In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 13 Capital instrument liabilities] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.
     For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

15	Capital management
The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.
     Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.
     Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements.
     Effective November 1, 2007, regulatory capital ratios are determined in accordance with the revised capital framework, based on the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, commonly known as Basel II.
128     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
     Under this framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements.
     The Bank uses AIRB for material Canadian, U.S. and European portfolios effective November 1, 2007. The Bank is targeting the remaining material credit portfolios for application of AIRB between fiscal years 2011 and 2013, and currently uses the standardized approach for these portfolios. The Bank uses both internal models and standardized approaches to calculate market risk capital, and the standardized approach to calculate the operational risk capital requirements.
The Bank’s total regulatory capital is comprised of Tier 1 and Tier 2 capital as follows:

As at October 31 ($ millions)	2009	2008

Shareholders’ equity per Consolidated Balance Sheet	$24,772	$21,642
Components of accumulated other comprehensive income excluded from Tier 1 capital	(117)	1,220
Capital Instrument liabilities — trust securities	3,400	2,750
Non-controlling Interest in subsidiaries	554	502
Goodwill deduction	(2,908)	(2,273)
Other capital deductions(1)	(2,051)	(578)

Tier 1 capital	$23,650	$23,263

Qualifying subordinated debentures, net of amortization	5,833	4,227
Trust subordinated notes	1,000	1,000
Other net capital items(2)	(1,895)	(643)

Tier 2 capital	4,938	4,584

Total regulatory capital	$28,588	$27,847

Total risk weighted assets	$221,656	$250,591

Capital ratios
Tier 1 capital ratio	10.7%	9.3%

Total capital ratio	12.9%	11.1%

Assets-to-capital multiple	16.6	x	18.0	x

(1)	Comprised of 50% of all investments in certain specified corporations and other items.

(2)	Comprised of 50% of all investments in certain specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale equity securities.
     The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on- and off-balance sheet exposures.
     The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at October 31, 2009. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at October 31, 2009.
2009 Scotiabank Annual Report     129

Consolidated Financial Statements

16	Accumulated other comprehensive income (loss)
The components of accumulated other comprehensive income (loss) as at October 31, 2009 and 2008, and other comprehensive income (loss) for the years then ended are as follows:
Accumulated other comprehensive income (loss)

	2009					2008
	Opening	Transition	Net	Ending		Opening	Net	Ending
As at and for the year ended October 31 ($ millions)	balance	amount(1)	change	balance		balance	change	balance

Unrealized foreign currency translation gains (losses), net of hedging activities	$(2,181)	$—	$(1,736)	$(3,917	)(2)	$(4,549)	$2,368	$(2,181	)(2)
Unrealized gains (losses) on available-for- sale securities, net of hedging activities	(949)	595	894	540	(3)	639	(1,588)	(949	)(3)
Gains (losses) on derivative instruments designated as cash flow hedges	(466)	—	43	(423	)(4)	53	(519)	(466	)(4)

Accumulated other comprehensive income (loss)	$(3,596)	$595	$(799)	$(3,800)		$(3,857)	$261	$(3,596)

(1)	Refer to Note 1 for impact of new accounting policies adopted in 2009 related to classification and impairment of financial instruments.

(2)	Net of cumulative income tax expense of $646 (2008 — expense of $318). As at October 31, 2009, non-derivative instruments designated as net investment hedges amounted to $7,384 (2008 - $7,630).

(3)	Net of cumulative income tax expense of $288 (2008 — benefit of $371).

(4)	Net of cumulative income tax benefit of $174 (2008 — benefit of $218). The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after tax loss of approximately $211 (2008 — net after tax loss of $204). As at October 31, 2009, the maximum length of cash flow hedges outstanding was less than 10 years (2008 — 10 years).
Other comprehensive income (loss)
The following table summarizes the changes in the components of other comprehensive income (loss).

For the year ended October 31 ($ millions)	2009	2008	2007

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation gains (losses)(1)	$(2,410)	$4,206	$(2,916)
Net gains (losses) on hedges of net investments in self-sustaining foreign operations(2)	674	(1,838)	688

	(1,736)	2,368	(2,228)

Net change in unrealized gains (losses) on available-for-sale securities
Net unrealized gains (losses) on available-for-sale securities(3)	872	(1,447)	46
Reclassification of net (gains) losses to net income(4)	22	(141)	(113)

	894	(1,588)	(67)

Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net gains (losses) on derivative instruments designated as cash flow hedges(5)	(112)	179	(770)
Reclassification of net (gains) losses to net income(6)	155	(698)	846

	43	(519)	76

Other comprehensive income (loss)	$(799)	$261	$(2,219)

(1)	Net of income tax expense of nil.

(2)	Net of income tax expense of $328 (2008 — benefit of $109; 2007 — expense of $427).

(3)	Net of income tax expense of $277 (2008 — benefit of $657; 2007 — expense of $20).

(4)	Net of income tax benefit of $59 (2008 — expense of $52; 2007 — expense of $64).

(5)	Net of income tax benefit of $23 (2008 — expense of $79; 2007 — benefit of $387).

(6)	Net of income tax benefit of $67 (2008 — expense of $322; 2007 — benefit of $425).
130     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

17	Stock-based compensation
(a) Stock option plans
Under the terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date. Employee stock options granted after November 1, 2002, have Tandem Stock Appreciation Rights (Tandem SARs), which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. In addition, in fiscal 2003, Tandem SARs were retroactively attached to the fiscal 2002 employee stock options. All other terms and conditions relating to these 2002 stock options remained unchanged. These 2002 stock options were out of the money at the date of attachment. As a result, there was no impact on the Bank’s stock-based compensation expense on the date of retroactive attachment of the Tandem SARs.
     Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. Outstanding options expire on dates ranging from March 3, 2010 to December 5, 2018. As approved by the shareholders, a total of 114 million common shares have been reserved for issuance under this plan of which 76.3 million common shares have been issued as a result of the exercise of options and 22.9 million common shares are committed under outstanding options, leaving 14.8 million common shares available for issuance as options.
     In 2001, a Directors’ Stock Option Plan was approved by the shareholders. A total of 800,000 common shares have been reserved for issuance to non-officer directors under this plan. As of November 1, 2002, director stock options are expensed using a fair-value-based method. Currently, 140,000 (2008 — 144,000; 2007 — 164,000) options are outstanding at a weighted average exercise price of $23.00 (2008 — $23.04; 2007 — $23.09). In fiscal 2009, 4,000 of these options (2008 - 20,000; 2007 — 10,000) were exercised at a weighted average exercise price of $24.40 (2008 - $23.48; 2007 — $24.51). These options expire between March 9, 2011 and December 6, 2012. Commencing in fiscal 2004, the Bank ceased granting stock options to these directors.
Details of the Bank’s Employee Stock Option Plan are as follows:

	2009		2008		2007
	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000’s)	price	(000’s)	price	(000’s)	price

Outstanding at beginning of year	22,979	$31.32	27,721	$26.81	31,839	$23.87
Granted	4,427	33.89	2,217	52.56	2,094	52.01
Exercised	(3,647)	18.56	(6,384)	19.12	(5,475)	19.29
Forfeited/cancelled	(524)	32.16	(231)	37.24	(207)	28.54
Exercise of Tandem SARs	(346)	26.80	(344)	27.45	(530)	26.80

Outstanding at end of year(1)	22,889	$33.90	22,979	$31.32	27,721	$26.81

Exercisable at end of year	15,404	$30.40	17,855	$25.98	22,629	$22.62

Available for grant	14,808		18,366		20,008

As at October 31, 2009	Options Outstanding			Options Exercisable
	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000’s)	contractual life (years)	exercise price	options (000’s)	exercise price

$14.18 to $21.03	3,802	1.06	$19.76	3,802	$19.76
$24.40 to $27.44	5,328	2.48	$24.60	5,328	$24.60
$31.45 to $39.00	7,751	7.12	$34.49	3,348	$35.27
$45.93 to $54.00	6,008	7.16	$50.32	2,926	$49.22

	22,889	5.04	$33.90	15,404	$30.40

(1)	Included are 19,086,780 (2008 — 16,293,077; 2007 — 16,024,561) options with Tandem SAR features.
2009 Scotiabank Annual Report     131

Consolidated Financial Statements
(b) Employee share ownership plans
Qualifying employees can generally contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and employee benefits. During 2009, the Bank’s contributions totalled $30 million (2008 – $28 million; 2007 – $27 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.
(c) Other stock-based compensation plans
All other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights (SARs), accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s stock-based compensation expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability. In 2009, an aggregate expense of $79 million (2008 – $89 million expense; 2007 – $133 million expense) was recorded in salaries and employee benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. This expense was net of gains arising from securities and derivatives used to manage the volatility of stock-based compensation of $154 million (2008 – losses of $328 million; 2007 – gains of $99 million). Details of these plans are as follows:
Stock Appreciation Rights (SARs), including Tandem SARs
The SARs include Tandem SARs, as described above, as well as stand-alone SARs which are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. SARs have vesting and exercise terms and conditions similar to the employee stock options. The cost of SARs is recognized on a graded vesting basis except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2009, 4,938,692 SARs were granted (2008 – 2,445,768; 2007 – 2,336,394) and as at October 31, 2009, 23,467,755 SARs were outstanding (2008 – 21,122,574; 2007 – 21,810,096), of which 21,537,430 SARs were vested (2008 – 19,804,585; 2007 – 20,558,130).
Deferred Stock Unit Plan (DSU)
Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee and must be redeemed by December 31 of the year following that event. As at October 31, 2009, there were 1,591,426 units outstanding (2008 – 1,595,619; 2007 – 1,571,110).
Directors’ Deferred Stock Unit Plan (DDSU)
Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2009, there were 324,066 units outstanding (2008 – 258,115; 2007 – 216,335).
Restricted Share Unit Plan (RSU)
Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2009, there were 1,983,701 units (2008 – 1,794,695; 2007 – 1,770,405) awarded and outstanding of which 1,465,999 were vested.
Performance Share Unit Plan (PSU)
Eligible executives receive an award of performance share units that vest at the end of three years. A portion of the PSU awards are subject to performance criteria measured over a three-year period. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The stock-based compensation expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2009, there were 4,062,895 units (2008 – 3,348,796; 2007 – 3,477,266) awarded and outstanding [including 2,345,134 (2008 – 1,305,913; 2007 – 1,155,145) subject to performance criteria] of which 3,024,518 were vested.
Scotia Capital Deferred Payment Plan
Under the Scotia Capital Incentive Plan, a portion of the bonus awarded to certain employees (which is accrued and expensed in the year to which it relates) is allocated in the form of DPP units, with the remainder paid out in cash. These units are subsequently paid, in cash, to qualifying employees over each of the following three years. Other eligible employees may be allocated PSUs or stock options/SARs (which are expensed as described above) instead of DPP units.
     Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other stock-based compensation plans in salaries and employee benefits expense in the Consolidated Statement of Income.
132     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

18	Corporate income taxes
Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:
(a) Components of income tax provision

For the year ended October 31 ($ millions)	2009	2008	2007

Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$(155)	$160	$283
Provincial	91	210	236
Foreign	1,035	688	650

	971	1,058	1,169

Future income taxes:
Domestic:
Federal	85	(311)	(134)
Provincial	37	(203)	(55)
Foreign	40	147	83

	162	(367)	(106)

Total provision for income taxes in the Consolidated Statement of Income	$1,133	$691	$1,063

Provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity:
Reported in Other Comprehensive Income	708	(1,062)	421
Cumulative effect of adopting new accounting policy	323	—	338
Share issuance costs	(6)	(10)	(9)

Total provision for income taxes in the Consolidated Statement of Changes in Shareholders’ Equity	1,025	(1,072)	750

Total provision for (recovery) of income taxes	$2,158	$(381)	$1,813

(b) Reconciliation to statutory rate
Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2009		2008		2007
		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,516	31.6%	$1,289	32.6%	$1,815	34.7%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(325)	(6.8)	(370)	(9.4)	(467)	(8.9)
Tax-exempt income from securities	(168)	(3.5)	(278)	(7.0)	(313)	(6.0)
Future income tax effect of substantively enacted tax rate changes	120	2.5	61	1.5	41	0.8
Other, net	(10)	(0.2)	(11)	(0.2)	(13)	(0.3)

Total income taxes and effective tax rate	$1,133	23.6%	$691	17.5%	$1,063	20.3%

(c) Future income taxes
The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2009	2008

Loss carryforwards(1)	$1,323	$1,053
Allowance for credit losses(2)	973	912
Deferred compensation	266	220
Deferred income	218	171
Loss on disposal of subsidiary operations	77	79
Premises and equipment	(115)	(114)
Pension fund	(313)	(277)
Securities	(493)	241
Other	304	251

Net future income taxes(3)	$2,240	$2,536

(1)	Includes a gross future tax asset of $376 as at October 31, 2009 (2008 – $196) relating to subsidiaries’ unused income tax losses. This future tax asset has been reduced by a valuation allowance of $3 (2008 – $10), resulting in a net future tax asset of $373 (2008 – $186).

(2)	As at October 31, 2009, the future income tax asset related to the allowance for credit losses has been reduced by a valuation allowance of $313 (2008 – $241) relating to a subsidiary’s unused tax deductions arising from previous years’ allowance for credit losses.

(3)	Net future income taxes of $2,240 (2008 – $2,536) are represented by future income tax assets of $2,577 (2008 – $2,800), net of future income tax liabilities of $337 (2008 – $264).
Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2009, are estimated to be $820 million (October 31, 2008 – $788 million).
2009 Scotiabank Annual Report     133

Consolidated Financial Statements

19	Employee future benefits
The Bank sponsors a number of employee future benefit plans, including pensions and other post-retirement benefits, post-employment benefits and compensated absences for most of its employees globally.
The following tables present financial information related to the Bank’s principal plans. The principal plans include pension and other benefit plans in Canada, the U.S., Mexico, Jamaica and the U.K.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2009	2008	2007	2009	2008	2007

Change in benefit obligation
Benefit obligation at beginning of year	$4,414	$4,618	$4,588	$1,040	$1,047	$1,075
Cost of benefits earned in the year	124	133	128	39	40	36
Interest cost on benefit obligation	298	274	264	71	66	62
Employee contributions	13	11	11	—	—	—
Benefits paid	(278)	(271)	(235)	(53)	(50)	(49)
Actuarial loss (gain)	(47)	(441)	5	(21)	(92)	(1)
Non-routine events(2)	(61)	24	(50)	—	(4)	(29)
Foreign exchange	(96)	66	(93)	(38)	33	(47)

Benefit obligation at end of year(4)	$4,367	$4,414	$4,618	$1,038	$1,040	$1,047

Change in fair value of assets
Fair value of assets at beginning of year	$5,537	$5,733	$5,390	$256	$237	$221
Actual return on assets	(348)	(105)	601	4	3	30
Employer contributions	141	62	186	60	56	62
Employee contributions	13	11	11	—	—	—
Benefits paid	(278)	(271)	(235)	(53)	(50)	(49)
Non-routine events(2)	(90)	—	(73)	—	—	(5)
Foreign exchange	(145)	107	(147)	(22)	10	(22)

Fair value of assets at end of year(3)(4)	$4,830	$5,537	$5,733	$245	$256	$237

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year(4)	$463	$1,123	$1,115	$(793)	$(784)	$(810)
Unrecognized net actuarial loss	1,003	318	274	168	186	271
Unrecognized past service costs	96	112	96	(4)	(6)	(4)
Unrecognized transitional obligation (asset)	(216)	(276)	(308)	141	161	178
Valuation allowance	(129)	(179)	(169)	—	—	—
Employer contributions after measurement date	20	7	36	11	11	10

Net prepaid (accrued) benefit expense at end of year	$1,237	$1,105	$1,044	$(477)	$(432)	$(355)

Recorded in:
Other assets in the Bank’s Consolidated Balance Sheet	$1,463	$1,320	$1,243	$23	$17	$13
Other liabilities in the Bank’s Consolidated Balance Sheet	(226)	(215)	(199)	(500)	(449)	(368)

Net prepaid (accrued) benefit expense at end of year	$1,237	$1,105	$1,044	$(477)	$(432)	$(355)

Annual benefit expense
Cost of benefits earned in the year	$124	$133	$128	$39	$40	$36
Interest cost on benefit obligation	298	274	264	71	66	62
Actual return on assets	348	105	(601)	(4)	(3)	(30)
Actuarial loss (gain) on benefit obligation	(47)	(441)	5	(21)	(92)	(1)
Amount of curtailment (gain) loss recognized	—	(1)	3	—	—	(8)
Amount of settlement (gain) loss recognized	12	—	32	—	—	(1)
Special termination benefits(2)	31	—	—	—	—	—
Non-routine events(2)	—	24	24	—	(4)	(11)

Elements of employee future benefit costs (income) before adjustments to recognize the long-term nature of employee future benefit costs	766	94	(145)	85	7	47

Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets	(753)	(501)	227	(17)	(15)	15
Difference between net actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	49	444	13	28	104	15
Difference between amortization of non-routine events and actual non-routine events	10	(13)	(15)	—	4	11
Amortization to recognize transitional obligation (asset)	(39)	(39)	(42)	18	18	21

	(733)	(109)	183	29	111	62
Change in valuation allowance provided against prepaid benefit expense	(50)	10	(26)	—	—	—

Benefit expense (income) recognized, excluding defined contribution benefit expense	(17)	(5)	12	114	118	109

Defined contribution benefit expense recognized	5	6	5	—	—	—

Total benefit expense recognized	$(12)	$1	$17	$114	$118	$109

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.

(2)	Non-routine events include plan amendments, acquisitions, divestitures, transfers, etc. The special termination benefits are also considered a non-routine event associated with additional benefits paid upon the termination of a pension plan.

(3)	The fair value of pension plan assets invested in securities of the Bank totalled $426 (2008 – $511; 2007 – $565).

(4)	The Bank uses a measurement date of July 31 or August 31, depending on the employee future benefits plan.
134     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Included in the benefit obligation and fair value of assets are the following amounts in respect of plans that are not fully funded:

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2009	2008	2007	2009	2008	2007

Benefit obligation(1)	$774	$659	$613	$890	$1,040	$1,047
Fair value of assets	446	354	326	96	256	237

Deficit of fair value of assets over benefit obligation	$(328)	$(305)	$(287)	$(794)	$(784)	$(810)

(1)	Includes the benefit obligation of $258 at the end of 2009 (2008 – $264; 2007 – $281) related to supplemental unfunded pension arrangements.
Key weighted-average assumptions (%)(1)
The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2009	2008	2007	2009	2008	2007

To determine benefit obligation at end of year
Discount rate	7.05%	6.70%	5.85%	6.90%	6.90%	6.10%
Rate of increase in future compensation(2)	3.90%	3.90%	3.75%	1.30%	1.50%	1.40%
To determine benefit expense (income) for the year
Discount rate	6.70%	5.85%	5.75%	6.90%	6.10%	6.00%
Assumed long-term rate of return on assets	7.25%	7.25%	7.25%	8.70%	7.40%	7.10%
Rate of increase in future compensation(2)	3.90%	3.75%	3.50%	1.50%	1.40%	1.35%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	7.00%	7.20%	7.40%
Ultimate rate	n/a	n/a	n/a	4.70%	5.00%	4.70%
Year ultimate rate reached	n/a	n/a	n/a	2029	2018	2014

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2009 benefit expense for all Canadian pension and other benefit plans was 6.4% (2008 – 5.6%; 2007 – 5.5%). The discount rate used for the 2009 end of year benefit obligation was 6.8% for all Canadian pension and other benefit plans (2008 – 6.4%; 2007 – 5.6%) and the assumed long-term rate of return on assets for all Canadian pension plans was 7.0% (2008 – 7.25%; 2007 – 7.25%).

(2)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.
Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2009 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense

Impact of 1% decrease in discount rate	$636	$50	$153	$13
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	51	n/a	2
Impact of 0.25% increase in rate of increase in future compensation	41	7	1	—
Impact of 1% increase in health care cost trend rate	n/a	n/a	121	20
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(99)	(16)

Assets
The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to spread risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Within each asset class, investment management firms are hired and assigned specific mandates. To enhance diversification, several investment managers – including related-party managers – are typically used for each asset class.
     Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is to hedge currency fluctuations associated with US equity holdings in the Canadian pension funds. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities; however, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing – as needed – back to the target asset mix is considered, generally, twice each year.
     The Bank’s other benefit plans are generally not funded; the relatively small assets for these other benefit plans are mostly related to programs in Mexico.
The Bank’s principal plans’ weighted-average actual and target asset allocations at the measurement date, by asset category, are as follows:

	Pension plans				Other benefit plans
	Target	Actual	Actual	Actual	Target	Actual	Actual	Actual
Asset category %	2009	2009	2008	2007	2009	2009	2008	2007

Equity investments	64%	63%	64%	65%	37%	36%	35%	24%
Fixed income investments	35%	34%	35%	34%	63%	64%	65%	76%
Other	1%	3%	1%	1%	—	—	—	—

Total	100%	100%	100%	100%	100%	100%	100%	100%

2009 Scotiabank Annual Report     135

Consolidated Financial Statements
Actuarial valuations
Actuarial valuations for the Bank’s principal pension plans are generally required every three years. The most recent actuarial valuation of the Bank’s main pension plan was conducted as of November 1, 2008, and the date of the next required valuation is November 1, 2011 (this plan accounts for 71% of principal pension plans’ benefit obligation and 74% of principal pension plans’ fair value of assets). Actuarial valuations for the Bank’s principal other benefit plans are generally carried out every two to three years, with the most recent valuation completed as of July 31, 2008 for the other post-retirement benefits and July 31, 2009 for post-employment benefits. The next actuarial valuations are currently scheduled in fiscal year 2011 for post-retirement benefits and fiscal year 2012 for post-employment benefits.
Cash payments and contributions
In fiscal year 2009, the Bank made cash payments of $154 million (2008 – $33 million; 2007 – $216 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $60 million (2008 – $57 million; 2007 – $62 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $5 million (2008 – $6 million; 2007 – $5 million) to the principal defined contribution pension plans.

20	Earnings per common share

For the year ended October 31 ($ millions)	2009	2008	2007

Basic earnings per common share
Net income	$3,547	$3,140	$4,045
Preferred dividends paid	186	107	51

Net income available to common shareholders	$3,361	$3,033	$3,994

Average number of common shares outstanding (millions)	1,013	987	989

Basic earnings per common share(1)	$3.32	$3.07	$4.04

Diluted earnings per common share
Net income available to common shareholders	$3,361	$3,033	$3,994

Average number of common shares outstanding (millions)	1,013	987	989
Stock options potentially exercisable (millions)(2)	3	6	8

Average number of diluted common shares outstanding (millions)(3)	1,016	993	997

Diluted earnings per common share(1)	$3.31	$3.05	$4.01

(1)	Earnings per share calculations are based on full dollar and share amounts.

(2)	Reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans as determined under the treasury stock method.

Excludes options with Tandem SAR features as these options are expensed and recorded as liabilities. All other stock options are included in the computation.

(3)	Certain convertible instruments have not been included in the calculation since the Bank has the right to redeem them for cash prior to conversion date.

21	Related party transactions
In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties.
     In Canada, loans are currently granted to directors, officers and employees at market terms and conditions. In some of the Bank’s foreign subsidiaries and branches, in accordance with local practices and laws, loans may be made available to officers and employees of those foreign units at reduced rates or on preferred terms. Effective March 1, 2001, the Bank discontinued the practice of granting loans to officers and employees in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.
     Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan.
     Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 17 – Stock-based compensation for further details of these plans.

22	Segmented results of operations
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking (formerly known as Domestic Banking), International Banking, and Scotia Capital.
     Canadian Banking provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.
     International Banking provides retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Canadian Banking.
     Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and provides short-term Canadian dollar funding for the Bank.
     The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.
     The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in
136     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.
     Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.
     Historically, assets and liabilities are transfer-priced at short-term wholesale market rates. Commencing November 1, 2008, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments and reduce the net interest expense of the Other segment.

For the year ended October 31, 2009 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income(2)	$4,785	$3,773	$1,427	$(1,657)	$8,328
Provision for credit losses	702	577	338	127	1,744
Other income	2,279	1,480	2,138	232	6,129

Net interest and other income	6,362	4,676	3,227	(1,552)	12,713
Depreciation and amortization	168	127	32	3	330
Other non-interest expenses	3,589	2,833	1,040	127	7,589

Income before the undernoted:	2,605	1,716	2,155	(1,682)	4,794
Provision for income taxes	754	287	704	(612)	1,133
Non-controlling interest in net income of subsidiaries	—	114	—	—	114

Net income	$1,851	$1,315	$1,451	$(1,070)	$3,547

Preferred dividends paid					186

Net income available to common shareholders(3)					$3,361

Total average assets ($ billions)	$192	$90	$183	$48	$513

For the year ended October 31, 2008 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$4,324	$3,315	$1,120	$(1,185)	$7,574
Provision for credit losses	399	236	(5)	—	630
Other income	2,174	1,282	707	139	4,302

Net interest and other income	6,099	4,361	1,832	(1,046)	11,246
Depreciation and amortization	159	104	25	3	291
Other non-interest expenses	3,473	2,530	912	90	7,005

Income before the undernoted:	2,467	1,727	895	(1,139)	3,950
Provision for income taxes	743	422	108	(582)	691
Non-controlling interest in net income of subsidiaries	—	119	—	—	119

Net income	$1,724	$1,186	$787	$(557)	$3,140

Preferred dividends paid					107

Net income available to common shareholders(3)					$3,033

Total average assets ($ billions)	$175	$79	$164	$37	$455

For the year ended October 31, 2007 ($ millions)
	Canadian	International	Scotia
Taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,855	$2,762	$1,160	$(679)	$7,098
Provision for credit losses	295	101	(101)	(25)	270
Other income	2,248	1,227	1,290	627	5,392

Net interest and other income	5,808	3,888	2,551	(27)	12,220
Depreciation and amortization	158	84	23	2	267
Other non-interest expenses	3,401	2,195	990	141	6,727

Income before the undernoted:	2,249	1,609	1,538	(170)	5,226
Provision for income taxes	685	241	413	(276)	1,063
Non-controlling interest in net income of subsidiaries	—	118	—	—	118

Net income	$1,564	$1,250	$1,125	$106	$4,045

Preferred dividends paid					51

Net income available to common shareholders(3)					$3,994

Total average assets ($ billions)	$154	$66	$152	$31	$403

(1)	Includes revenues from all other smaller operating segments of ($638) in 2009 (2008 – ($224); 2007 – $594), and net income/(loss) of ($467) in 2009 (2008 – ($200); 2007 – $316). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes of $288 in 2009 (2008 – $416; 2007 – $531), changes in the general allowance, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Commencing November 1, 2008, the impact of including a liquidity premium charge in the cost of funds allocated to the business segments was a reduction in the net interest income of the three major segments of $331, which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been restated.

(3)	Commencing in 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
2009 Scotiabank Annual Report     137

Consolidated Financial Statements
Geographical segmentation(1)
The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

		United		Other
For the year ended October 31, 2009 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,552	$641	$821	$3,331	$9,345
Provision for credit losses	744	296	185	392	1,617
Other income	3,211	452	424	1,525	5,612
Non-interest expenses	4,529	255	791	2,317	7,892
Provision for income taxes	513	222	69	380	1,184
Non-controlling interest in net income of subsidiaries	—	—	6	108	114

	$1,977	$320	$194	$1,659	$4,150

Preferred dividends paid					174
Corporate adjustments					(615)

Net income available to common shareholders					$3,361

Total average assets ($ billions)	$335	$44	$19	$109	$507

Corporate adjustments					6

Total average assets, including corporate adjustments					$513

		United		Other
For the year ended October 31, 2008 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,471	$236	$903	$2,627	$8,237
Provision for credit losses	388	16	141	85	630
Other income	2,614	(202)	478	1,137	4,027
Non-interest expenses	4,315	200	793	1,982	7,290
Provision for income taxes	344	(98)	122	369	737
Non-controlling interest in net income of subsidiaries	—	—	9	110	119

	$2,038	$(84)	$316	$1,218	$3,488

Preferred dividends paid					97
Corporate adjustments					(358)

Net income available to common shareholders					$3,033

Total average assets ($ billions)	$293	$30	$20	$102	$445

Corporate adjustments					10

Total average assets, including corporate adjustments					$455

		United		Other
For the year ended October 31, 2007 ($ millions)	Canada	States	Mexico	International	Total

Net interest income	$4,294	$152	$887	$2,012	$7,345
Provision for credit losses	295	(91)	68	23	295
Other income	3,084	698	478	930	5,190
Non-interest expenses	4,285	224	723	1,712	6,944
Provision for income taxes	474	215	51	225	965
Non-controlling interest in net income of subsidiaries	—	—	12	106	118

	$2,324	$502	$511	$876	$4,213

Preferred dividends paid					46
Corporate adjustments					(173)

Net income available to common shareholders					$3,994

Total average assets ($ billions)	$265	$29	$21	$81	$396

Corporate adjustments					7

Total average assets, including corporate adjustments					$403

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.
138     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

23	Guarantees, commitments and contingent liabilities
(a) Guarantees
A guarantee is a contract that contingently requires the guarantor to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of an event, that is related to an asset, liability or equity security held by the guaranteed party, (ii) an indemnification provided to the third party with the characteristics listed above, (iii) another entity’s failure to perform under an obligating agreement, or (iv) another entity’s failure to perform in relation to its indebtedness. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2009	2008
	Maximum potential	Maximum potential
	amount of future	amount of future
As at October 31 ($ millions)	payments(1)	payments(1)

Standby letters of credit and letters of guarantee	$21,904	$27,808
Liquidity facilities	9,797	18,311
Derivative instruments	1,465	1,738
Securitizations	170	170
Indemnifications	552	565

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.
(i) Standby letters of credit and letters of guarantee
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2009, $5 million (2008 – $8 million) was included in other liabilities in the Consolidated Balance Sheet with respect to these guarantees.
(ii) Liquidity facilities
The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Generally, these facilities have a term of up to one year. Of the $9,797 million (2008 – $18,311 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 95% (2008 – 93%) is committed liquidity for the Bank’s sponsored conduits.
     The Bank provides partial credit enhancements in the form of financial standby letters of credit to commercial paper conduits, administered by the Bank. As at October 31, 2009, these credit enhancements amounted to $760 million (2008 – $1,269 million) and are considered as liquidity facilities in the above table. The credit enhancements are provided to ensure a high investment grade credit rating is achieved for notes issued by the conduits. Generally, these facilities have a term of up to one year. No amounts have been recorded in the Consolidated Balance Sheet with respect to these facilities.
(iii) Derivative instruments
The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if a default or other defined triggering event occurs. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2009, $103 million (2008 – $405 million) was included in derivative instrument liabilities in the Consolidated Balance Sheet with respect to these derivative instruments.
(iv) Securitizations
The Bank’s revolving securitization agreements may require payments to be made to the trusts under certain limited circumstances. These guarantees will be outstanding for the remaining term to maturity of the trusts’ securitization notes, which is on average four months. These payments are contingent on failure to maintain a minimum pool size due to the occurrence of certain limited predefined events.
(v) Indemnifications
In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In such contracts, the Bank may indemnify counterparties to the contracts for certain aspects of the Bank’s past conduct if other parties fail to perform, or if certain events occur, such as changes in laws and regulations (including tax legislation), changes in financial condition of third parties, infringements and breaches of representations and warranties, undisclosed liabilities, and loss caused by the actions of third parties, or as a result of litigation claims by third parties. These indemnification provisions will vary based upon the contract. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2009, $6 million (2008 – $7 million) was included in other liabilities in the Consolidated Balance Sheet with respect to indemnifications.
2009 Scotiabank Annual Report     139

Consolidated Financial Statements
(b) Other indirect commitments
In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Balance Sheet. These may include:
–	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;
–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower.

The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and

–	Security purchase commitments which require the Bank to fund future investments.
These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.
The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Balance Sheet.

As at October 31 ($ millions)	2009(1)	2008(1)

Commercial letters of credit	$1,182	$1,868
Commitments to extend credit(2)
Original term to maturity of one year or less	48,196	68,736
Original term to maturity of more than one year	56,262	61,497
Securities lending	10,036	8,975
Security purchase and other commitments	1,499	1,986

Total	$117,175	$143,062

(1)	Amounts relating to variable interest entities are disclosed in Note 6.

(2)	Includes liquidity facilities, net of credit enhancements.
(c) Lease commitments and other executory contracts
Minimum future rental commitments at October 31, 2009, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

2010	$197
2011	167
2012	135
2013	104
2014	72
2015 and thereafter	183

Total	$858

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $243 million (2008 – $217 million; 2007 – $197 million). In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.
(d) Assets pledged and repurchase agreements
In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. Details of these activities are shown below.

As at October 31 ($ millions)	2009	2008

Assets pledged to:
Bank of Canada(1)	$100	$20
Foreign governments and central banks(1)	10,295	12,123
Clearing systems, payment systems and depositories(1)	1,813	1,498
Assets pledged in relation to exchange-traded derivative transactions	443	284
Assets pledged as collateral related to securities borrowed, and securities lent	28,153	22,237
Assets pledged in relation to over-the-counter derivative transactions	4,686	7,382
Other	1,744	1,764

Total assets pledged	$47,234	$45,308
Obligations related to securities sold under repurchase agreements	36,568	36,506

Total	$83,802	$81,814

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged or lodged to have access to the facilities of central banks in foreign jurisdictions.
140     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(e) Litigation
In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants.
     In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be; however, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the consolidated financial position, or results of operations of the Bank.

24	Financial instruments – risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank has a comprehensive risk management framework to monitor, evaluate and manage these risks. This risk management framework has four main components, as follows:
–	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);

–	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;

–	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and

–	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.
     Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 25. Note 27 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading activities and asset/liability management including hedging.
(a) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:
–	target markets and product offerings are well defined;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.
     The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of writeoffs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.
     The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 27(c).
2009 Scotiabank Annual Report     141

Consolidated Financial Statements
(i) Credit risk exposures
Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada, US and Europe are treated under the advanced internal ratings based approach (AIRB) and the remaining portfolios including other international portfolios are treated under the Standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:
–	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.

–	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.

–	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
     Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework either based on credit assessments by external rating agencies or based on the counter-party type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

	2009					2008
	Exposure at default(1)
		Undrawn	Other
As at October 31 ($ millions)	Drawn(2)	commitments	exposures(3)		Total	Total

By counterparty type
Non-retail
AIRB portfolio
Corporate	$53,649	$33,320		$34,985	$121,954	$160,279
Bank	12,329	14,171		21,499	47,999	69,472
Sovereign(4)	76,511	6,909		3,250	86,670	53,298

	142,489	54,400		59,734	256,623	283,049

Standardized portfolio
Corporate	45,282	3,366		2,106	50,754	56,214
Bank	9,301	70		503	9,874	9,746
Sovereign	12,252	51		8	12,311	12,068

	66,835	3,487		2,617	72,939	78,028

Total non-retail	$209,324	$57,887		$62,351	$329,562	$361,077

Retail
AIRB portfolio
Real estate secured	$89,536	$616	$		$90,152	$78,644
Qualifying revolving	13,142	5,594			18,736	19,127
Other retail	11,486	65			11,551	9,777

	114,164	6,275			120,439	107,548

Standardized portfolio
Real estate secured	13,183	—			13,183	23,697
Other retail	11,527	389			11,916	13,919

	24,710	389			25,099	37,616

Total retail	$138,874	$6,664	$		$145,538	$145,164

Total	$348,198	$64,551		$62,351	$475,100	$506,241

By geography(5)
Canada	$210,866	$43,719		$25,283	$279,868	$278,770
United States	39,790	15,172		25,378	80,340	89,451
Mexico	11,312	218		849	12,379	15,137
Other International
Europe	20,111	1,798		5,782	27,691	39,486
Caribbean	24,304	1,356		2,083	27,743	30,788
Latin America (excluding Mexico)	21,790	1,158		1,161	24,109	22,653
All Other	20,025	1,130		1,815	22,970	29,956

Total	$348,198	$64,551		$62,351	$475,100	$506,241

(1)	After credit risk mitigation, Basel II exposures excludes available-for-sale equity securities and other assets.

(2)	Includes loans, acceptances, deposits with banks and available-for-sale debt securities.

(3)	Not applicable for retail exposures. Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral.

(4)	AIRB drawn and undrawn exposures include government guaranteed mortgages.

(5)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.
142     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Balance sheet asset categories cross-referenced to credit risk exposures
The table below provides a mapping of on-balance sheet asset categories that are included in the various Basel II exposure categories as presented in the credit exposure summary table on page 142 of these financial statements. The amounts for Basel II purposes do not include certain assets such as cash, precious metals, available-for-sale equity securities and other assets. Also excluded from Basel II credit exposures are all trading book assets and assets of the Bank’s insurance subsidiaries.

	Balance sheet asset exposures
	Drawn(1)				Other exposures
							Repo-style
As at October 31, 2009 ($ millions)	Non-retail		Retail		Securitization		transactions	Derivatives

Deposits with banks	$32,895		$		$		$3,490	$
Available-for-sale debt securities	33,997	(2)		20,864		221
Residential mortgages	38,060	(3)		63,232
Personal and credit cards loans				54,651		6,257
Securities purchased under resale agreements							17,774
Business and government loans	94,789					1,816	6,318
Customers’ liability under acceptances	9,583
Derivative instruments									25,992
Other assets				127

Total	$209,324			$138,874		$8,294	$27,582		$25,992

As at October 31, 2008	$208,494			$137,624		$9,918	$27,805		$44,810

(1)	Gross of allowances for credit losses for AIRB exposures and net of specific allowances for standardized exposures.

(2)	Includes securities held as trading under fair value option.

(3)	Includes $37 billion in mortgages guaranteed by Canada Mortgage Housing Corporation.
(ii) Credit quality of non-retail exposures
Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.
     The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2009 and October 31, 2008, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies.
Internal grades are used to differentiate the risk of default of borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings
Equivalent External Ratings
Internal Grades	Moodys	S&P

Investment grade
99 – 98	Aaa to Aa1	AAA to AA+
95 – 90	Aa2 to A3	AA to A-
87 – 83	Baa1 to Baa3	BBB+ to BBB-

Non-investment grade
80 – 75	Ba1 to Ba3	BB+ to BB-
73 – 70	B1 to B3	B+ to B-

Watch List
65 – 30

Default
27 – 21

2009 Scotiabank Annual Report     143

Consolidated Financial Statements
Non-retail AIRB portfolio
The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

	2009				2008
	Exposure at default(1)
As at October 31 ($ millions)		Undrawn	Other
Category of internal grades	Drawn	commitments	exposures(2)	Total	Total

Investment grade	$72,005	$36,933	$53,861	$162,799	$188,904
Non-investment grade	27,467	10,647	5,037	43,151	54,591
Watch list	4,210	565	429	5,204	2,736
Default	1,397	168	118	1,683	297

Total, excluding residential mortgages	$105,079	$48,313	$59,445	$212,837	$246,528
Government guaranteed residential mortgages(3)	37,410	6,087		43,497	36,303

Total	$142,489	$54,400	$59,445	$256,334	$282,831

(1)	After credit risk mitigation.

(2)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitizations, excluding first loss protection of $289 (October 31, 2008 – $218) and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.

(3)	Under Basel II, these exposures are classified as sovereign exposure and included in the non-retail category.
Non-retail standardized portfolio
Non-retail standardized portfolio as at October 31, 2009 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $73 billion (October 31, 2008 – $78 billion). Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.
(iii) Credit quality of retail exposures
The Bank’s credit underwriting methodology and risk modeling in Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies.
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification.
Retail AIRB portfolio
The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

	2009						2008
As at October 31 ($ millions)	Exposure at default(1)
		Real estate secured		Qualifying	Other
Category of (PD) grades	PD range	Mortgages	Line of credit	revolving	retail	Total	Total

Very low	0.0000 - 0.2099%	$50,140	$15,584	$5,444	$4,194	$75,362	$74,214
Low	0.2100 - 0.4599%	11,009	994	4,202	2,396	18,601	15,174
Medium	0.4600 - 3.1999%	9,977	1,257	7,264	4,250	22,748	15,862
High	3.2000 - 17.2899%	738	252	963	344	2,297	1,468
Very high	17.2900 - 99.9999%	—	—	690	177	867	518
Default	100%	177	24	173	190	564	312

Total		$72,041	$18,111	$18,736	$11,551	$120,439	$107,548

(1)	After credit risk mitigation.
Retail standardized portfolio
As at October 31, 2009, the retail standardized portfolio of $25 billion (October 31, 2008 – $38 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total retail standardized portfolio, $13 billion (October 31, 2008 – $24 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.
144     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(iv) Collateral
Collateral held
In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities borrowing and lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:
–	The risks and rewards of the pledged assets reside with the pledgor.

–	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.

–	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.

–	Upon satisfaction of the obligation, the Bank must return the pledged assets; unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.
     As at October 31, 2009, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $33.3 billion (2008 – $38.3 billion). This collateral is held primarily in connection with reverse repurchase agreements, securities borrowing and lending, and derivative transactions.
Collateral pledged
In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 23(d) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities. Standard risk management controls are applied with respect to asset pledging.
(b) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.
     The key elements of the Bank’s liquidity risk management framework include:
–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

–	liquidity stress testing, including Bank-specific, Canada-systemic, and global-systemic scenarios; and

–	liquidity contingency planning.
     The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(i) Contractual maturities
The table below shows the contractual maturities of certain of the Bank’s financial liabilities:

	Payable on	Payable after	Payable in less	Payable in one	Payable in greater
As at October 31, 2009 ($ millions)	demand	notice	than one year	to five years	than five years	Total

Deposits	$47,036	$66,798	$172,815	$58,851	$4,919	$350,419
Subordinated debentures	—	—	—	251	5,693	5,944
Capital instrument liabilities	—	—	—	—	500	500

Total	$47,036	$66,798	$172,815	$59,102	$11,112	$356,863

As at October 31, 2008	$37,157	$52,312	$186,818	$63,911	$11,234	$351,432

2009 Scotiabank Annual Report     145

Consolidated Financial Statements
(ii) Commitments to extend credit
In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Balance Sheet, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2009 and October 31, 2008, the majority of commitments to extend credit had a remaining term to maturity of less than one year.
(iii) Derivative instruments
The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 27(b).
(c) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.
     The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.
     VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis.
     Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.
(i) Interest rate risk
Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.
146     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Interest rate sensitivity gap
The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the Immediately rate sensitive and Within 3 months categories.

	Immediately	Within	Three to	One to	Over	Non-rate
As at October 31, 2009 ($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$1,539	$31,432	$1,582	$—	$—	$8,725		$43,278
Trading securities	—	3,662	6,452	14,324	13,806	19,823		58,067
Securities, other than trading	4,379	4,137	2,700	37,493	4,195	6,323	(2)	59,227
Securities purchased under resale agreements	—	17,755	18	—	—	—		17,773
Loans	32,004	138,340	27,705	58,600	8,584	1,069	(3)	266,302
Other assets	—	—	—	—	—	51,869	(4)	51,869

Total assets	$37,922	$195,326	$38,457	$110,417	$26,585	$87,809		$496,516

Deposits	$50,042	$178,266	$52,258	$53,778	$2,287	$13,788		$350,419
Obligations related to securities sold under repurchase agreements	—	31,378	5,190	—	—	—		36,568
Obligations related to securities sold short	—	26	1,103	6,603	5,655	1,301		14,688
Subordinated debentures	—	—	197	4,221	1,526	—		5,944
Capital instrument liabilities	—	—	—	500	—	—		500
Other liabilities	—	—	—	—	—	63,625	(4)	63,625
Shareholders’ equity	—	—	—	—	—	24,772	(4)	24,772

Total liabilities and shareholders’ equity	$50,042	$209,670	$58,748	$65,102	$9,468	$103,486		$496,516

On-balance sheet gap	(12,120)	(14,344)	(20,291)	45,315	17,117	(15,677)		—
Derivative instruments	—	27,179	(1,300)	(23,897)	(1,982)	—		—

Interest rate sensitivity gap based on contractual repricing	(12,120)	12,835	(21,591)	21,418	15,135	(15,677)		—
Adjustment to expected repricing	2,120	34,174	(1,573)	(21,348)	(9,585)	(3,788)		—
Total interest rate sensitivity gap	$(10,000)	$47,009	$(23,164)	$70	$5,550	$(19,465)		$—
Cumulative gap	$(10,000)	$37,009	$13,845	$13,915	$19,465	$—		$—

As at October 31, 2008 ($ millions)

Total interest rate sensitivity gap	$13,127	$9,661	$(9,932)	$3,138	$8,305	$(24,299)		$—
Cumulative gap	$13,127	$22,788	$12,856	$15,994	$24,299	$—		$—

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.

(2)	This represents common shares, preferred shares, and equity accounted investments.

(3)	This represents net impaired loans, less the sectoral and general allowance.

(4)	This includes non-financial instruments.
2009 Scotiabank Annual Report     147

Consolidated Financial Statements
Average effective yields by the earlier of the contractual repricing or maturity dates
The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

	Immediately	Within	Three to	One to	Over
As at October 31, 2009 (%)	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	0.7%	0.5%	4.3%	—	—	0.7%
Trading securities	—	1.0	0.9	2.9	4.1	2.8
Securities, other than trading(1)	1.6	5.8	5.7	4.2	5.1	4.3
Securities purchased under resale agreements	—	1.0	2.9	—	—	1.0
Loans(2)	4.6	3.4	4.7	5.7	6.9	4.3

Deposits(3)	0.3	0.9	2.2	3.9	5.0	1.5
Obligations related to securities sold under repurchase agreements(3)	—	1.0	1.6	—	—	1.1
Obligations related to securities sold short	—	0.2	0.4	1.6	3.7	2.4
Subordinated debentures(3)	—	—	3.3	5.4	6.3	5.6	(4)
Capital instrument liabilities(3)	—	—	—	7.3	—	7.3

	Immediately	Within	Three to	One to	Over
As at October 31, 2008 (%)	rate sensitive	3 months	12 months	5 years	5 years	Total

Cash resources	3.1%	2.2%	5.1%	3.2%	2.7%	2.6%
Trading securities	—	4.4	2.9	4.6	5.2	4.5
Securities, other than trading(1)	4.0	4.9	4.6	4.7	6.6	5.1
Securities purchased under resale agreements	—	3.6	3.2	—	—	3.6
Loans(2)	5.6	5.2	5.7	6.0	7.9	5.6

Deposits(3)	2.9	3.3	3.8	4.6	3.1	3.5
Obligations related to securities sold under repurchase agreements(3)	—	3.3	5.6	—	—	3.3
Obligations related to securities sold short	—	1.7	2.0	2.9	4.3	3.6
Subordinated debentures(3)	—	—	4.8	5.5	5.6	5.4	(4)
Capital instrument liabilities(3)	—	—	—	7.3	—	7.3

(1)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.

(2)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.

(3)	Yields are based on book values and contractual rates.

(4)	After adjusting for the impact of related derivatives, the yield was 5.4% (2008 – 5.4%).
Interest rate sensitivity
Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank.

As at October 31	2009						2008
	Net income			Economic value of equity				Economic
	Canadian	Other		Canadian	Other		Net	value
($ millions)	dollar	currencies	Total	dollar	currencies	Total	income	of equity

100 bp increase	$98.0	$52.2	$150.2	$(29.0)	$(158.9)	$(187.9)	$89.3	$(372.5)
100 bp decrease	$(87.1)	$(91.1)	$(178.2)	$(4.4)	$177.0	$172.6	$(99.5)	$345.8

200 bp increase	$206.2	$99.5	$305.7	$(44.3)	$(304.5)	$(348.8)	$173.8	$(738.4)
200 bp decrease	$(184.9)	$(215.0)	$(399.9)	$123.4	$432.0	$555.4	$(200.2)	$705.6

148     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(ii) Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.
     The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.
     As at October 31, 2009, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $32 million (October 31, 2008 – $38 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2009 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $187 million (October 31, 2008 – $174 million), net of hedging.
(iii) Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.
     The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.
     The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.
     The fair value of available-for-sale equity securities is shown in Note 3.
(iv) Trading portfolio risk management
The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
     Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.
     Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, about once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a combination of Monte Carlo and historical simulation. The table below shows the Bank’s VaR by risk factor:
One-day VaR by risk factor

	As at	For the year ended			As at
	October 31,	October 31, 2009			October 31,
($ millions)	2009	Average	High	Low	2008

Interest rate	$15.6	$16.3	$26.1	$10.9	$23.8
Equities	3.0	4.6	9.3	2.0	4.9
Foreign exchange	3.4	2.2	4.7	0.5	1.7
Commodities	3.7	3.5	5.6	1.9	3.4
Diversification	(10.5)	(9.6)	N/A	N/A	(7.3)

All-Bank VaR	$15.2	$17.0	$28.9	$10.2	$26.5

2009 Scotiabank Annual Report     149

Consolidated Financial Statements

25	Financial instruments – fair value
Fair value is normally defined as the amount of consideration that would be agreed upon in an arms-length transaction between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models, normally with observable market-based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.
     Changes in interest rates and credit spreads are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For available-for-sale securities, derivatives and financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.
     The book value of certain financial assets and financial liabilities that are carried at cost or amortized cost may exceed their fair value due primarily to changes in interest rates and credit spreads. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them until there is a recovery of fair value, which may be to maturity.
Fair value of financial instruments
The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2009			2008
	Total	Total	Favourable/	Total	Total	Favourable/
	fair	carrying	(Unfavour-	fair	carrying	(Unfavour-
As at October 31 ($ millions)	value	value	able)	value	value	able)

Assets:
Cash resources	$43,278	$43,278	$—	$37,318	$37,318	$—
Securities	117,294	117,294	—	88,035	88,035	—
Securities purchased under resale agreements	17,773	17,773	—	19,451	19,451	—
Loans	266,894	266,302	592	288,624	288,680	(56)
Customers’ liability under acceptances	9,583	9,583	—	11,969	11,969	—
Derivative instruments (Note 27)	25,992	25,992	—	44,810	44,810	—
Other	5,801	5,801	—	7,396	7,396	—
Liabilities:
Deposits	352,691	350,419	(2,272)	347,242	346,580	(662)
Acceptances	9,583	9,583	—	11,969	11,969	—
Obligations related to securities sold under repurchase agreements	36,568	36,568	—	36,506	36,506	—
Obligations related to securities sold short	14,688	14,688	—	11,700	11,700	—
Other	23,754	23,754	—	29,805	29,805	—
Subordinated debentures	6,385	5,944	(441)	4,155	4,352	197
Capital instrument liabilities	531	500	(31)	522	500	(22)
Derivative instruments (Note 27)	28,806	28,806	—	42,811	42,811	—

Determination of fair value
The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 27(d) for fair value of derivative instruments).
     The fair values of cash resources, securities purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.
     Fair values of securities are disclosed in Note 3 for those securities that have quoted market prices; for available-for-sale equity securities that have no quoted market prices, the amounts reflected in the table above include such securities at cost. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at fair value. These fair values are based on quoted prices, when available. When a quoted price is not readily available, fair values are estimated using quoted market prices of similar securities, or other valuation techniques.
     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:
–	For floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.
–	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.
     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.
     The fair values of subordinated debentures and capital instrument liabilities are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.
150     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
Fair value hierarchy
The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3. The following table outlines the fair value hierarchy of instruments carried at fair value.

	Fair value hierarchy(3)
As at October 31, 2009 ($ millions)	Level 1	Level 2	Level 3	Total

Assets:
Trading securities(1)	$40,408	$15,683	$1,976	$58,067
Available-for-sale securities(2)	16,485	36,861	1,395	54,741
Derivative instruments	81	24,683	1,228	25,992

	$56,974	$77,227	$4,599	$138,800

Liabilities:
Obligations related to securities sold short	$11,707	$2,981	$—	$14,688
Derivative instruments	105	26,188	2,513	28,806

	$11,812	$29,169	$2,513	$43,494

(1)	Includes securities designated as trading. Included in Level 2 trading securities are $4,861 of bonds mainly issued by foreign governments and $10,822 of corporate bonds and other debt instruments which generally trade in public markets.

(2)	Excludes available-for-sale equity securities that are not quoted in an active market of $958. Included in Level 2 available-for-sale securities are $7,204 of bonds mainly issued by foreign governments and $8,204 of corporate bonds and other debt instruments which generally trade in public markets. The remaining Level 2 available-for-sale securities are primarily comprised of mortgage-backed securities guaranteed by Canada Mortgage and Housing Corporation.

(3)	Loans and deposit notes designated as trading are classified as Level 2.
Level 3 instrument fair value changes
The following table summarizes changes in Level 3 instruments during the year.

	Trading	Available-for-	Derivative
As at October 31, 2009 ($ millions)	securities	sale securities	instruments

Balance at beginning of year	$3,303	$1,249	$(1,177	)(1)
Gains (losses) recorded in net income(2)	(426)	(48)	(63)
Gains (losses) recorded in other comprehensive income	—	10	—
Net purchases, sales, issuances and settlements	(901)	228	(45)
Other, net	—	(44)	—

Balance at end of year	$1,976	$1,395	$(1,285	)(1)

(1)	Represents a net liability.

(2)	Gains or losses for items in Level 3 may be offset with gains or losses on related hedging instruments in Level 1 or Level 2.
Level 3 sensitivity analysis
The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. Included in the Bank’s Level 3 available-for-sale securities are certain securitization retained interests, illiquid debt instruments and structured credit investments. The unobservable inputs used in the valuation of these securities primarily include mortgage prepayment rates, the correlation of default, certain bond yields, as well as the timing and amount of cash flows. A sensitivity analysis has been performed to determine the potential gain or loss by varying the different assumptions by different amounts (for example, varying bond yields by - 0.1% to + 1.0%). For the Bank’s available-for-sale securities, the impact of applying these other reasonably possible assumptions, is a potential gain or loss of $62 million and $83 million, respectively.
     Substantially all of the Bank’s Level 3 trading securities are hedged with Level 3 derivative instruments. Included in the Bank’s Level 3 derivative and trading securities are unfunded synthetic collateralized debt obligations, certain interest rate swaps and equity options, and equity investments that are not quoted in an active market. The unobservable inputs used in the valuation of these instruments primarily include the correlation of default, mortgage prepayment rates and equity option volatilities. A sensitivity analysis has been performed on these valuations by varying the different assumptions by different amounts (for example, varying mortgage prepayment rates by +/- 5%). For the Bank’s trading securities and derivative instruments, the impact of applying these other reasonably possible assumptions, is a potential net gain or loss of $144 million and $128 million, respectively.
2009 Scotiabank Annual Report     151

Consolidated Financial Statements

26	Items designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.
     The Bank’s trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $3.5 billion as at October 31, 2009 (2008 — $7.5 billion). The change in fair value that was recorded through trading income for the year ended October 31, 2009 was a gain of $740 million (2008 — loss of $1,765 million; 2007 — gain of $234 million). These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.
     The Bank’s trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $47 million as at October 31, 2009 (2008 — $56 million). The change in fair value that was recorded through trading income for the year ended October 31, 2009 was a gain of $15 million (2008 — loss of $3 million; 2007 — gain of $11 million).
     The Bank has designated certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $4,283 million as at October 31, 2009 (2008 — $565 million). The change in fair value that was recorded through trading and net interest income for the year ended October 31, 2009 was a gain of $190 million (2008 — loss of $41 million; 2007 — loss of less than $1 million).
     The Bank has designated certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was $22 million as at October 31, 2009 (2008 — $297 million). The change in fair value that was recorded through net interest income for the year ended October 31, 2009 was a loss of $2 million (2008 — loss of $15 million; 2007 — gain of $4 million). The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the change in fair value of the related derivatives. As at October 31, 2009, the Bank is contractually obligated to pay $22 million to the holders of the notes at maturity (2008 — $295 million).

27	Derivative instruments
(a) Notional amounts
The following table provides the aggregate notional amounts of derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM), which includes derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts — other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2009			2008
As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$62,713	$11,281	$73,994	$65,209	$6,750	$71,959
Options purchased	22,536	—	22,536	20,045	—	20,045
Options written	28,485	—	28,485	24,604	—	24,604

	113,734	11,281	125,015	109,858	6,750	116,608

Over-the-counter:
Forward rate agreements	49,914	3,051	52,965	30,509	1,404	31,913
Swaps	774,859	90,181	865,040	649,302	92,430	741,732
Options purchased	11,875	1,165	13,040	49,984	2,383	52,367
Options written	14,137	—	14,137	37,700	1,375	39,075

	850,785	94,397	945,182	767,495	97,592	865,087

Total	$964,519	$105,678	$1,070,197	$877,353	$104,342	$981,695

Foreign exchange and gold contracts
Exchange-traded:
Futures	$8,416	$—	$8,416	$4,239	$—	$4,239
Options purchased	952	—	952	293	—	293
Options written	1,054	—	1,054	262	—	262

	10,422	—	10,422	4,794	—	4,794

Over-the-counter:
Spot and forwards	178,886	24,139	203,025	261,911	24,279	286,190
Swaps	95,203	23,647	118,850	84,695	42,310	127,005
Options purchased	2,754	—	2,754	4,358	—	4,358
Options written	3,450	—	3,450	4,646	—	4,646

	280,293	47,786	328,079	355,610	66,589	422,199

Total	$290,715	$47,786	$338,501	$360,404	$66,589	$426,993

Other derivative contracts
Equity: over-the-counter	$27,649	$2,675	$30,324	$22,921	$2,931	$25,852
Credit: over-the-counter	88,935	1,602	90,537	119,583	816	120,399
Other	10,081	12	10,093	6,959	43	7,002

Total	$126,665	$4,289	$130,954	$149,463	$3,790	$153,253

Total notional amounts outstanding	$1,381,899	$157,753	$1,539,652	$1,387,220	$174,721	$1,561,941

152     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(b) Remaining term to maturity
The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2009 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$43,653	$30,341	$—	$73,994
Forward rate agreements	50,835	2,130	—	52,965
Swaps	341,214	402,965	120,861	865,040
Options purchased	28,939	6,371	266	35,576
Options written	33,985	2,975	5,662	42,622

	498,626	444,782	126,789	1,070,197

Foreign exchange and gold contracts
Futures	6,072	2,344	—	8,416
Spot and forwards	193,923	8,874	228	203,025
Swaps	21,404	53,382	44,064	118,850
Options purchased	3,457	249	—	3,706
Options written	4,306	198	—	4,504

	229,162	65,047	44,292	338,501

Other derivative contracts

Equity	19,526	5,002	5,796	30,324
Credit	9,999	67,801	12,737	90,537
Other	6,053	4,040	—	10,093

	35,578	76,843	18,533	130,954

Total	$763,366	$586,672	$189,614	$1,539,652

	Within	One to	Over
As at October 31, 2008 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$58,968	$12,991	$—	$71,959
Forward rate agreements	31,913	—	—	31,913
Swaps	257,450	353,842	130,440	741,732
Options purchased	58,651	13,169	592	72,412
Options written	47,497	11,987	4,195	63,679

	454,479	391,989	135,227	981,695

Foreign exchange and gold contracts
Futures	2,602	1,637	—	4,239
Spot and forwards	275,526	9,875	789	286,190
Swaps	38,984	52,889	35,132	127,005
Options purchased	4,302	349	—	4,651
Options written	4,524	384	—	4,908

	325,938	65,134	35,921	426,993

Other derivative contracts

Equity	19,485	6,035	332	25,852
Credit	12,337	48,354	59,708	120,399
Other	4,862	2,140	—	7,002

	36,684	56,529	60,040	153,253

Total	$817,101	$513,652	$231,188	$1,561,941

2009 Scotiabank Annual Report     153

Consolidated Financial Statements
(c) Credit risk
As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.
     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.
     The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to other financial assets.
     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.
     To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure.
     The Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2009.
     Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.
The following table summarizes the credit exposure of the Bank’s over-the-counter derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.
     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts — other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2009				2008
			Credit		Credit
		Credit risk	equivalent	Credit risk	equivalent
	Notional	amount	amount	amount	amount
As at October 31 ($ millions)	amount	(CRA)	(CEA)	(CRA)	(CEA)

Interest rate contracts
Futures	$73,994	$—	$—	$—	$—
Forward rate agreements	52,965	5	16	20	20
Swaps	865,040	10,956	14,376	10,197	13,635
Options purchased	35,576	227	263	351	426
Options written	42,622	—	—	—	—

	1,070,197	11,188	14,655	10,568	14,081

Foreign exchange and gold contracts
Futures	8,416	—	—	—	—
Spot and forwards	203,025	3,336	5,504	13,053	15,963
Swaps	118,850	6,049	12,238	6,662	12,332
Options purchased	3,706	89	142	375	435
Options written	4,504	—	—	—	—

	338,501	9,474	17,884	20,090	28,730

Other derivative contracts
Equity	30,324	1,267	2,807	1,936	3,463
Credit	90,537	3,578	8,491	11,067	17,834
Other	10,093	485	1,299	1,149	1,709

	130,954	5,330	12,597	14,152	23,006

Total derivatives	$1,539,652	$25,992	$45,136	$44,810	$65,817

Less: impact of master netting and collateral		18,293	26,649	24,076	37,296

Total		$7,699	$18,487	$20,734	$28,521

Total risk weighted assets			$6,092		$9,653

154     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
(d) Fair value
Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.
     The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.
The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2009		2009		2008
	Average fair value(1)		Year-end fair value		Year-end fair value
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

Trading
Interest rate contracts
Forward rate agreements	$12	$9	$5	$4	$20	$24
Swaps	14,302	14,481	9,808	9,875	9,345	9,508
Options	347	376	227	258	350	342

	14,661	14,866	10,040	10,137	9,715	9,874

Foreign exchange and gold contracts
Forwards	5,922	5,704	3,046	3,228	12,424	11,445
Swaps	4,694	5,137	5,143	4,846	4,668	5,061
Options	262	282	89	109	375	396

	10,878	11,123	8,278	8,183	17,467	16,902

Other derivative contracts
Equity	1,234	1,881	1,223	1,401	1,886	1,356
Credit	8,268	6,712	3,544	4,153	10,842	8,614
Other	639	511	485	468	1,118	661

	10,141	9,104	5,252	6,022	13,846	10,631

Trading derivatives’ market valuation	$35,680	$35,093	$23,570	$24,342	$41,028	$37,407

ALM
Interest rate contracts
Forward rate agreements			$—	$—	$—	$2
Swaps			1,148	2,169	852	1,671
Options			—	—	1	—

			1,148	2,169	853	1,673

Foreign exchange and gold contracts
Forwards			290	527	629	1,404
Swaps			906	1,233	1,994	1,881
Options			—	—	—	—

			1,196	1,760	2,623	3,285

Other derivative contracts
Equity			44	49	50	218
Credit			34	486	225	228
Other			—	—	31	—

			78	535	306	446

ALM derivatives’ market valuation			$2,422	$4,464	$3,782	$5,404

Total derivative instruments before netting			$25,992	$28,806	$44,810	$42,811

Less: impact of master netting and collateral			18,293	18,293	24,076	24,076

Total derivative instruments			$7,699	$10,513	$20,734	$18,735

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2008 were: favourable $23,077 and unfavourable $21,575. Average fair value amounts are based on month-end balances.
2009 Scotiabank Annual Report     155

Consolidated Financial Statements
Included in the above ALM derivatives’ market valuation amounts are derivatives designated in hedging relationships as follows:

	2009		2008
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable

Derivatives designated in fair value hedging relationships	$565	$694	$1,391	$578
Derivatives designated in cash flow hedging relationships	250	1,351	689	1,561
Derivatives designated in net investment hedging relationships	—	31	15	19

Total derivatives designated in hedging relationships	$815	$2,076	$2,095	$2,158

Due to the ineffective portion of designated hedges, the Bank recorded a gain of $127 million (2008 — nil; 2007 — loss of $11 million) during the year, of which a gain of $51 million (2008 — gain of $12 million; 2007 — loss of $20 million) related to cash flow hedges. No ineffectiveness was recognized on net investment hedges. In fiscal 2008, the Bank recorded a cumulative mark-to-market loss of $162 million relating to interest rate derivatives used for certain asset/liability management purposes that did not qualify for hedge accounting.

28	Acquisitions
(a) Canadian acquisitions
The Bank completed the acquisition of E*TRADE Canada on September 22, 2008, through the acquisition of 100% of the outstanding shares for cash consideration of US $470 million.
     During the first quarter of 2009, the Bank completed the purchase price allocation for E*TRADE Canada (renamed Scotia iTrade) and recorded goodwill of $430 million and intangibles of $32 million on the Consolidated Balance Sheet.
     On December 12, 2008, the Bank completed the acquisition of Sun Life Financial Inc.’s 37.6% ownership stake in CI Financial Income Fund. The consideration was in the form of $1.55 billion cash, $500 million common shares and $250 million non-cumulative preferred shares. This investment is accounted for under the equity method of accounting.
(b) International acquisitions
Current Year
On February 3, 2009, the Bank acquired an additional 24% of Thanachart Bank in Thailand for approximately $270 million, which increased the Bank’s ownership from 24.99% to 49%. The investment will continue to be accounted for under the equity method of accounting.
Prior Year
During the second half of 2008, the Bank acquired an additional 20% of Scotiabank Peru for approximately $230 million, which increased the Bank’s ownership in Scotiabank Peru from 78% to 98%. This transaction resulted in an increase in goodwill of $62 million. There is also a reduction in non-controlling interest in subsidiaries of $164 million.
     The Bank completed the acquisition of Chile’s Banco del Desarrollo on November 26, 2007, through the acquisition of 99.55% of the outstanding shares. The purchase price was approximately $1.0 billion Canadian dollar equivalent (CDE), representing a cash payment of $537 billion Chilean Pesos. Based on acquisition date fair values, the total purchase price has been allocated to CDE $6.5 billion of tangible assets, primarily loans, acquired, CDE $6.3 billion of liabilities, primarily deposits, assumed and an estimated value of intangibles and goodwill acquired of CDE $907 million. Subsequent to the acquisition, the Bank has combined the operations of Banco del Desarrollo with its existing Scotiabank Sud Americano banking operations in the International Banking segment.
156     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements

29	Reconciliation of Canadian and United States generally accepted accounting principles (GAAP)
The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:
Reconciliation of net income

	Net income
For the year ended October 31 ($ millions)	2009	2008	2007

Net income based on Canadian GAAP	$3,547	$3,140	$4,045
Employee future benefits (a)	(91)	(24)	(31)
Restructuring costs (b)	—	(8)	—
Transfers of loans through securitizations (c)	—	—	4
Derivative instruments and hedging activities (d)	(427)	201	(30)
Unrealized gains (losses) on securities reclassified (f)	(17)	(63)	(12)
Conversion of loans into debt securities (f)	39	(16)	29
Available-for-sale securities (f)	—	(7)	7
Computer software (g)	(3)	(7)	(11)
Stock-based compensation (h)	5	(41)	(17)
Tax effect of above differences	119	(20)	32

Net income based on U.S. GAAP	$3,172	$3,155	$4,016

Preferred dividends paid	(186)	(107)	(51)

Net income available to common shareholders based on U.S. GAAP	$2,986	$3,048	$3,965

Earnings per common share based on U.S. GAAP (in dollars)(1):
Basic	$2.95	$3.09	$4.01
Diluted	$2.94	$3.07	$3.98

(1)	Earnings per share calculations are based on full dollar and share amounts.
(a) Employee future benefits
Commencing fiscal 2007, the Bank prospectively adopted a new U.S. GAAP standard which requires: (i) the recognition of a pension and other post-retirement plan’s over-funded or under-funded status as an asset or liability, respectively; and (ii) the recognition of existing unrecognized net actuarial gains and losses, prior service costs and credits, and net transitional assets or obligations in other comprehensive income. The new standard also requires, commencing in fiscal 2009, the measurement of defined benefit plan assets and obligations at the fiscal year-end date. Prior to fiscal 2007, U.S. GAAP required the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income. Upon adoption of the new standard, the minimum pension liability previously recorded under U.S. GAAP was eliminated as part of the transitional adjustment. Although the new U.S. GAAP standard changes the balance sheet presentation of post-retirement benefit plans, the recognition and measurement of pension expense under U.S. GAAP remains unchanged.
     Canadian GAAP requires that only the cumulative difference between pension income / expense and funding contributions be reflected in the Bank’s Consolidated Balance Sheet. Although Canadian and U.S. GAAP are substantially consistent with respect to recognition and measurement of pension expense, there still continues to be a difference in the charge to income between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts resulting from differing adoption dates of the previous standards, and differences in the treatment of the pension valuation allowance. Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not permit recognition of a pension valuation allowance.
     The impact of adoption of the U.S. GAAP standard as at October 31, 2007 was an increase of $136 million in other assets, an increase of $538 million in other liabilities, and a decrease of $402 million (net of income taxes is $262 million) in accumulated other comprehensive income. The adoption of the U.S. GAAP standard had no effect on the Bank’s Consolidated Statement of Income under U.S. GAAP for any of the years presented.
     The impact of the 2009 adoption of the requirement to measure defined benefit plan assets and obligations at the fiscal year-end date was an increase of $2 million to other assets, an increase of $22 million to other liabilities, a decrease of $32 million to retained earnings (net of income taxes is $24 million), and an increase of $6 million (net of income taxes is $4 million) in accumulated other comprehensive income.
(b) Restructuring costs
Under Canadian GAAP, restructuring costs incurred for activities initiated prior to April 1, 2003, were accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria were required to have been met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan; the accruals recorded under Canadian GAAP for certain planned restructuring costs not incurred within the one-year time limit were reversed under U.S. GAAP and the costs are expensed as incurred. For restructuring costs incurred for activities initiated after March 31, 2003, Canadian and U.S. GAAP are consistent.
(c) Transfers of loans through securitizations
Effective July 1, 2001, the Bank adopted a new Canadian accounting guideline for transfers of loans on a prospective basis. This guideline is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.
     Prior to the adoption of the new Canadian guideline, transfers of loans were treated as sales under Canadian GAAP when the significant
2009 Scotiabank Annual Report     157

Consolidated Financial Statements
risks and rewards of ownership were transferred. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.
     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.
(d) Derivative instruments and hedging activities
As described in Note 1, Canadian GAAP is substantially consistent with U.S. GAAP for the Bank’s activities relating to hedging, most embedded derivatives, recognition of inception gains on derivatives valued using unobservable market data, and disclosure of fair values. The current year reconciling items between Canadian and U.S. GAAP relate primarily to the bifurcation of credit-related embedded derivatives in synthetic collateralized debt obligation (CDO) structures and classification of certain financial guarantees.
(e) Classification and Impairment of financial instruments
Effective November 1, 2008, under Canadian GAAP certain debt instruments that are not quoted in an active market were reclassified to loans and receivables which are carried at amortized cost. U.S. GAAP precludes securities from being classified as loans and receivables. As a result, certain debt securities which are classified as loans and receivables under Canadian GAAP are classified as available-for-sale under U.S. GAAP.
     Effective May 1, 2009, under U.S. GAAP, certain impaired available-for-sale debt instruments are written down to the extent of incurred credit losses. Under Canadian GAAP, impaired available-for-sale debt instruments are written down to fair value. This change had no impact on the Bank.
(f) Securities
Except as discussed in (e), Canadian GAAP is substantially harmonized with U.S. GAAP for the Bank’s activities relating to the accounting for securities. The significant differences between Canadian and U.S. GAAP for fiscal 2008 and prior years are described below.
     Under Canadian GAAP, securities are accounted for on a settlement date basis. Under U.S. GAAP, securities are required to be accounted for on a trade date basis.
     Under Canadian GAAP, debt securities acquired in a loan restructuring prior to May 1, 2003 were recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income. For debt securities acquired in a loan restructuring after April 30, 2003, Canadian and U.S. GAAP are consistent.
     Prior to fiscal 2007, certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities were classified as investment securities.
     As described in Note 1, Canadian GAAP was amended in October 2008 allowing a reclassification of non-derivative financial assets out of the held-for-trading category under rare circumstances. For fiscal 2008, the Bank reclassified specified assets out of trading securities to available-for-sale securities effective August 1, 2008, as permitted under Canadian GAAP. Under U.S. GAAP, this reclassification was effective October 31, 2008.
(g) Computer software
U.S. GAAP requires qualifying software costs to be capitalized and depreciated over the useful life of the software. Prior to November 1, 2003, these costs were expensed as incurred under Canadian GAAP. For software costs incurred after November 1, 2003, Canadian and U.S. GAAP are consistent.
(h) Stock-based compensation
Effective November 1, 2005, the Bank adopted, on a modified prospective basis, a new U.S. GAAP standard amending the accounting for stock-based compensation to new awards and to any awards modified, repurchased or cancelled after the effective date. The prospective adoption of the standard requires the use of a fair-value-based method, rather than an intrinsic-value-based method, to measure and account for the cost of employee services received in exchange for an award linked to the Bank’s common shares. The greatest impact was on the Bank’s employee stock option plan.
     The U.S. GAAP stock-based compensation expense was quantified using the Black-Scholes option pricing model and the following weighted average assumptions:

As at	October 31, 2009	October 31, 2008

Risk-free interest rate	1.71%	2.46%
Expected dividend yield	4.27%	3.76%
Expected price volatility	33.4%	38.2%
Expected life of option	6.5 years	6.0 years
     Under Canadian GAAP, the Bank uses an intrinsic-value-based method to record stock-based compensation expense for all liability classified awards. Effective November 1, 2005, the Bank adopted a new pronouncement amending the accounting for stock-based compensation for employees eligible to retire before the vesting date and permitted application on a retrospective basis. There was also a corresponding change in U.S. GAAP; however, this change was required to be applied prospectively under U.S. GAAP for awards granted in fiscal 2006 and onwards.
(i) Liabilities and equity
Under Canadian GAAP, the Scotiabank Trust Securities issued by BNS Capital Trust are recorded as capital instrument liabilities. Under U.S. GAAP, these securities with conversion or conditional redemption features are recorded as non-controlling interest in subsidiaries.
(j) Non-cash collateral
Under Canadian GAAP, non-cash collateral received as part of securities lending transactions is not recognized in the Consolidated Balance Sheet. Under U.S. GAAP, collateral received for transactions where the Bank lends securities as principal is accounted for as a secured borrowing in the Consolidated Balance Sheet.
     The adjustment for non-cash collateral received in securities lending transactions resulted in an addition to other assets of $5,750 million (2008 — $6,905 million) and an addition to other liabilities of $5,750 million (2008 — $6,905 million).
(k) Comprehensive income
Both Canadian and U.S. GAAP require a separate Statement of Comprehensive Income. Under Canadian GAAP this was effective only after
158     2009 Scotiabank Annual Report

FS > Consolidated Financial Statements
November 1, 2006. The main reconciling items between Canadian GAAP and U.S. GAAP relating to comprehensive income in 2007 primarily result from the reversal of certain hedge adjustments recorded in U.S. GAAP prior to November 1, 2006 and repayments and maturities of debt securities acquired in a loan restructuring prior to May 1, 2003. The fiscal 2008 reconciling items also include the reclassification of losses on synthetic collaterialized debt obligation structures and changes in assets and liabilities relating to employee future benefits. The fiscal 2009 reconciling items also include the reclassification of certain debt securities to loans and receivables under Canadian GAAP.
(l) Non-controlling interest in subsidiaries
Under U.S. GAAP, non-controlling interest in subsidiaries is presented separately.
(m) Income taxes
On November 1, 2007, the Bank adopted, for U.S. GAAP purposes, Accounting for Uncertainty in Income Taxes in FASB ASC Topic 740 Income Taxes. The Standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an uncertain tax position taken or expected to be taken on a tax return.
     The Standard uses a two-step approach for evaluating tax positions:
1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized; and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with the U.S. GAAP model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.
     The adoption of Accounting for Uncertainty in Income Taxes in FASB ASC Topic 740 had no material impact on 2008 opening retained earnings under U.S. GAAP. The amount of unrecognized tax benefits as at November 1, 2008 was $490 million. There was a net $50 million increase during 2009 related to tax positions taken during the current and prior periods. The 2009 balance of $540 million of unrecognized tax benefits, if recognized, would affect the effective tax rate. It is difficult to project how unrecognized tax benefits will change over the next 12 months. The Bank operates in Canada, the U.S. and other foreign jurisdictions, subject to examination by tax authorities.
Consolidated statement of comprehensive income (loss)

	2009			2008	2007
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP

Net income	$3,547	$(375)	$3,172	$3,155	$4,016
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses), net of hedging activities(1)	(1,736)	(3)	(1,739)	2,442	(2,230)
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities(2)	894	409	1,303	(1,683)	(141)
Change in gains (losses) on derivative instruments designated as cash flow hedges(3)	43	—	43	(525)	115
Change in pension asset and liability(4)	—	(548)	(548)	35	—

Total other comprehensive income (loss)	$(799)	$(142)	$(941)	$269	$(2,256)

Total comprehensive income (loss)	$2,748	$(517)	$2,231	$3,424	$1,760

Accumulated other comprehensive income (loss)(5)

	2009			2008	2007
	Canadian		U.S.
For the year ended October 31 ($ millions)	GAAP	Adjustments	GAAP

Unrealized foreign currency translation gains (losses), net of hedging activities	$(3,917)	$(45)	$(3,962)	$(2,223)	$(4,665)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	540	(219)	321	(982)	701
Derivative instruments designated as cash flow hedges	(423)	1	(422)	(465)	60
Employee future benefits(6)	—	(795)	(795)	(251)	(286)

Total accumulated other comprehensive income (loss)	$(3,800)	$(1,058)	$(4,858)	$(3,921)	$(4,190)

(1)	U.S. GAAP amounts are net of income tax expense of $328 (2008 — benefit of $159; 2007 — expense of $427).

(2)	U.S. GAAP amounts are net of income tax expense of $570 (2008 — benefit of $717; 2007 — benefit of $65).

(3)	U.S. GAAP amounts are net of income tax expense of $44 (2008 — benefit of $246; 2007 — expense of $48).

(4)	U.S. GAAP amounts are net of income tax benefit of $290 (2008 — expense of $12; not applicable for 2007).

(5)	All amounts presented are net of income tax.

(6)	The 2009 and 2007 adjustments include the adoption of the new standard on employee future benefits as discussed in note (a) above.
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Consolidated Financial Statements
Condensed consolidated balance sheet

	2009				2008
	Canadian			U.S.	Canadian			U.S.
As at October 31 ($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

Assets
Cash resources	$43,278	$—		$43,278	$37,318	$—		$37,318
Securities
Trading	58,067	(314)[f]		57,753	48,292	721	[f]	49,013
Available-for-sale	55,699	7,244	[e,f]	62,943	38,823	(55)[f]		38,768
Equity accounted investments	3,528	—		3,528	920	—		920
Securities purchased under resale agreements	17,773	—		17,773	19,451	—		19,451
Loans	266,302	(6,197)[c,d,e]		260,105	288,680	1,668	[c,d]	290,348
Derivative instruments	25,992	163	[d]	26,155	44,810	—		44,810
Other	25,877	11,242	(1)	37,119	29,331	9,258	(5)	38,589

	$496,516	$12,138		$508,654	$507,625	$11,592		$519,217

Liabilities and shareholders’ equity
Liabilities
Deposits	$350,419	$1,596	[c,d]	$352,015	$346,580	$1,668	[c,d]	$348,248
Derivative instruments	28,806	(5)[d]		28,801	42,811	(9)[d]		42,802
Other	85,521	11,944	(2)	97,465	91,238	10,198	(6)	101,436
Non-controlling interest in subsidiaries	554	(554)[l]		—	502	(502)[l]		—
Subordinated debentures	5,944	—		5,944	4,352	—		4,352
Capital instrument liabilities	500	(500)[i]		—	500	(500)[i]		—

	$471,744	$12,481		$484,225	$485,983	$10,855		$496,838

Non-controlling interest in subsidiaries	$—	$1,054	[i,l]	$1,054	$—	$1,002	[i,l]	$1,002

Shareholders’ equity
Capital stock
Preferred shares	$3,710	$—		$3,710	$2,860	$—		$2,860
Common shares and contributed surplus	4,946	—		4,946	3,829	—		3,829
Retained earnings	19,916	(339	)(3)	19,577	18,549	60	(7)	18,609
Accumulated other comprehensive income (loss)	(3,800)	(1,058	)(4)	(4,858)	(3,596)	(325	)(8)	(3,921)

	$24,772	$(1,397)		$23,375	$21,642	$(265)		$21,377

	$496,516	$12,138		$508,654	$507,625	$11,592		$519,217

Note references refer to GAAP differences described above.

(1)	Refer to a, b, c, d, e, f, g, j.

(2)	Refer to a, c, f, h, j.

(3)	Refer to a, b, c, d, f, g, h.

(4)	Refer to a, d, e, f, k.

(5)	Refer to a, b, c, d, f, g, j.

(6)	Refer to a, c, f, h, j.

(7)	Refer to a, b, c, d, f, g, h.

(8)	Refer to a, d, f, k.
Future accounting changes
Business combinations and Non-controlling interest
FASB ASC Topic 805 Business Combinations and Topic 810 Consolidations will be effective for all business combinations occurring on or after November 1, 2009 for U.S. GAAP purposes. These standards will require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at full fair value; related acquisition and restructuring costs to be expensed instead of being capitalized as part of the purchase consideration and require non-controlling interests to be reported as a separate component of equity.
Derivative instruments and Hedging activities
The disclosure requirements in FASB ASC Topic 815 Derivatives and Hedging requires enhanced disclosures for derivatives and hedged items and their effects on an entity’s financial position, results of operations and cash flows. The requirements will be effective commencing November 1, 2009 for U.S. GAAP purposes.
Accounting for transfers of financial assets and Consolidation of variable interest entities
Amendments have been made to the accounting for transfers of financial assets in FASB ASC Topic 860-10 Transfers and Servicing. The new standard eliminates the concept of Qualifying Special Purpose Entities (QSPEs) and provides additional guidance with regard to accounting for transfers of financial assets. Simultaneously, amendments have been made to FASB ASC 810-10 Consolidation of Variable Interest Entities. The scope of the new standard will now include former QSPEs. In addition, the new standard changes the approach for determining the primary beneficiary of a variable interest entity from a quantitative risk and reward model to a qualitative model, based on control and economics. The new standard also requires that the primary beneficiary analysis be reevaluated whenever circumstances change. Both standards will be effective commencing November 1, 2010 for U.S. GAAP purposes.
160      2009 Scotiabank Annual Report